     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1998

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              THE MRC GROUP, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

           DELAWARE                           7374                          52-2105800
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)        Identification Number)

                         23240 CHAGRIN BLVD., SUITE 400
                             CLEVELAND, OHIO 44122
                                 (216) 464-2244
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                     EDWARD L. SAMEK, CHAIRMAN OF THE BOARD
                              THE MRC GROUP, INC.
                         23240 CHAGRIN BLVD., SUITE 400
                             CLEVELAND, OHIO 44122
                                 (216) 464-2244
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

                JOHN M. GHERLEIN                                        RUFUS C. KING
             BAKER & HOSTETLER LLP                             TESTA, HURWITZ & THIBEAULT, LLP
           3200 NATIONAL CITY CENTER                                  HIGH STREET TOWER
             1900 EAST NINTH STREET                                    125 HIGH STREET
             CLEVELAND, OHIO 44114                                     BOSTON, MA 02110
                 (216) 621-0200                                         (617) 248-7000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                                 PROPOSED
               TITLE OF EACH CLASS OF                        MAXIMUM AGGREGATE                    AMOUNT OF
            SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)                REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value........................            $69,000,000                        $20,355
======================================================================================================================

(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933, based on the proposed maximum aggregate offering price.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                                   JUNE 23, 1998

                                             SHARES

                                [MRC GROUP LOGO]
                                  COMMON STOCK
                               ------------------
     Of the           shares of Common Stock offered hereby,           shares
are being sold by The MRC Group, Inc. ("MRC" or the "Company") and shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock. It is presently estimated
that the initial public offering price will be between $          and
$          per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made for the approval and trading of the Common Stock on the Nasdaq National Market under the proposed symbol "MRCG."
                               ------------------
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                               ------------------

======================================================================================================================
                                PRICE                UNDERWRITING              PROCEEDS              PROCEEDS TO
                                  TO                DISCOUNTS AND                 TO                   SELLING
                                PUBLIC               COMMISSIONS              COMPANY(1)             STOCKHOLDERS
----------------------------------------------------------------------------------------------------------------------
Per Share.............            $                       $                       $                       $
----------------------------------------------------------------------------------------------------------------------
Total (2).............            $                       $                       $                       $
======================================================================================================================

(1) Before deducting expenses of the offering estimated at $          , payable
    by the Company.
(2) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will
    be $          , $          , $          and $          , respectively. See
    "Underwriting."
                               ------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the facilities of the Depository Trust Company in New York, New York, on or about
            , 1998, against payment therefor in immediately available funds.

BT Alex. Brown
                          Donaldson, Lufkin & Jenrette
                                 Securities Corporation

                                                         William Blair & Company

               THE DATE OF THIS PROSPECTUS IS             , 1998.

[Map of the Continental United States approximately five inches tall, showing the locations of all of the Company's client service centers. Client service centers are noted by dots located near: Boston, MA; Cherry Hill, NJ; Florham Park, NJ; Washington, D.C. (Vienna, VA); Raleigh, NC; Atlanta, GA; Deerfield Beach, FL; Ft. Lauderdale, FL; Melbourne, FL; Sarasota, FL; Tampa, FL; Vero Beach, FL; West Palm Beach, FL; Wichita, KS; Buffalo, NY; Pittsburgh, PA; Scranton, PA; Akron, OH; Cleveland, OH (2); Cincinnati, OH; Columbus, OH; Detroit, MI; Arlington Heights, IL; Springfield, IL; Tinley Park, IL; Ft. Wayne, IN; Indianapolis, IN; Bowling Green, KY; Chattanooga, TN; Memphis, TN; Nashville, TN; Dallas, TX; Houston, TX; San Antonio, TX; Kansas City, MO; St. Louis, MO; Denver, CO; Tulsa, OK; Phoenix, AZ; Tucson, AZ; Las Vegas, NV; Orange, CA; Pleasant Hill, CA; Riverside, CA (2); Sacramento, CA; San Diego, CA; Portland, OR; Seattle, WA; Tacoma, WA. The Company's corporate office near Cleveland, OH is indicated by a star.]

o CLIENT SERVICE CENTER LOCATIONS
* CORPORATE OFFICE (CLEVELAND, OHIO)

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

THE COMPANY'S LOGO, THE NAME "THE MRC GROUP" AND "ACCESS+" ARE TRADEMARKS OF THE MRC GROUP, INC. "POWERSCRIBE" IS A TRADEMARK OF ARTICULATE SYSTEMS, INC. ALL OTHER TRADEMARKS, TRADE NAMES OR SERVICE MARKS APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS AND ARE NOT THE PROPERTY OF THE COMPANY.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     The MRC Group, Inc. is a leading national provider of electronic medical transcription and document management services to the health care industry. The Company currently operates more than 50 client service centers in 24 states and employs more than 2,200 experienced medical transcriptionists, approximately 70% of whom work from their homes. The Company serves more than 500 clients, primarily hospitals and medical centers, as well as other non-hospital health care providers, such as managed care providers, surgical centers, outpatient clinics and physician groups. Within hospitals and medical centers, the Company primarily serves the health information management departments, also known as medical records departments. Increasingly, the Company is providing its services to other hospital departments that seek to outsource their medical transcription needs, including radiology, emergency medicine, pathology and cardiology departments and outpatient surgical units.

     After most patient encounters or hospital admissions, a health care provider is required to create or update the patient's medical record. Medical transcription and document management is the process by which clinical and medical information is dictated by a health care provider, transcribed by a medical transcriptionist and returned to the health care provider for verification, signing and incorporation into the patient's medical record. Various sources estimate that the United States health care industry spends in excess of $6.6 billion on medical transcription services annually. The Company believes that a substantial majority of this amount is spent by health care providers for in-house medical transcription. Industry sources estimate that there are more than 1,500 providers of outsourced medical transcription services, the vast majority of which serve a small number of clients on a local basis.

     The medical transcription industry is evolving from a relatively low-technology, locally provided business to a technology-driven, document management business, increasingly providing services on a nationwide basis. The Company believes that it is one of the few firms in the industry that has fully embraced these changes and is positioned to benefit from economies of scale and the changing industry. The Company believes a number of significant trends will support continued growth of the medical transcription industry and growth in the segment of the industry that is outsourced, including: demand for increased documentation; increased outsourcing in the health care industry generally; demand for faster, more consistent and reliable turnaround of dictated medical reports; creation of integrated health care delivery systems; and a growing trend toward comprehensive computerized patient records.

     The Company's objective is to capitalize on the health care industry's trend toward increased dictation of medical reports and outsourcing of medical transcription and document management services and to enhance its position as a leading provider of such services. The principal elements of the Company's strategy are to (i) accelerate internal growth through superior client retention, deeper penetration of existing clients and increased sales to new clients; (ii) expand operating margins by further standardizing operations, taking advantage of economies of scale and executing disciplined pricing strategies; (iii) apply state-of-the-art technology to expand services, enhance client satisfaction and lower costs; and (iv) identify and complete strategic acquisitions.

     The Company believes its large size, technical resources and other capabilities differentiate it from its competitors and enable it to better retain existing clients and attract new clients. The Company's customized electronic medical transcription and document management services provide clients with lower costs, improved accuracy of transcribed medical reports, reduced report turnaround times, shortened billing cycles and reduced capital investment. The Company develops long-term client relationships through high quality service, technological expertise and an experienced, service-oriented management team. The Company applies state-of-the-art technology and proprietary software applications, protocols and procedures to create customized systems tailored to meet specific client requirements and to enhance client satisfaction. The Company's national network of more than 50 client service centers enables it to respond to its clients on a local basis and use its national resources to balance workloads among client service centers without delay or disruption in service.

     The Company's electronic medical transcription revenues tend to be recurring as a result of the multi-year nature of its client contracts and its high client retention rate. For the 12-month period ended March 31, 1998, the Company retained 98% of its 50 largest clients.

     The Company's principal executive offices are located at 23240 Chagrin Boulevard, Suite 400, Cleveland, Ohio 44122, and its telephone number is (216) 464-2244.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company................  shares
Common Stock offered by the Selling Stockholders...  shares
Common Stock to be outstanding after the
  offering.........................................  shares (1)
Use of proceeds....................................  Repay certain indebtedness, working capital and general corporate purposes.
                                                     See "Use of Proceeds."
Proposed Nasdaq National Market symbol.............  MRCG

---------------

(1) Includes 262,629 shares of Common Stock issued upon exercise of warrants after March 31, 1998. Excludes 2,215,474 shares of Common Stock issuable upon the exercise of stock options outstanding as of June 15, 1998 at a weighted average price of $7.16, of which options for 1,048,823 shares of Common Stock are currently exercisable. See "Capitalization" and "Principal and Selling Stockholders."

     Unless otherwise indicated or the context otherwise requires, all references in this Prospectus to the "Company" or "MRC" include The MRC Group, Inc., a Delaware corporation and the issuer of the Common Stock offered hereby, and its predecessor and subsidiaries. Unless otherwise indicated or unless the context otherwise requires, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option; (ii) assumes the conversion of all outstanding shares of Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock into Common Stock; and (iii) gives effect to the Reincorporation Merger described below, including a 0.7-for-1.0 reverse stock split. See "The Company," "Description of Capital Stock" and "Underwriting."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

                                                                                   THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                MARCH 31,
                                            ---------------------------------   -------------------------
                                              1995      1996 (1)    1997 (2)     1997 (2)      1998 (2)
                                            ---------   ---------   ---------   -----------   -----------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net revenues............................  $  49,180   $  71,700   $ 108,117    $  26,095     $  29,410
  Gross profit............................      9,026      14,370      21,142        5,055         5,790
  Operating income (loss) (3).............        420        (934)       (703)         142         1,057
  Interest income (expense), net..........       (539)       (382)       (310)         (78)          (63)
  Income (loss) before income taxes.......       (119)     (1,316)     (1,013)          64           994
  Net income (loss).......................  $    (126)  $  (1,316)  $  (1,013)   $     (43)    $     563
  Basic weighted average common shares
    outstanding...........................      1,272       2,578       4,106        4,106         4,106
  Diluted weighted average common shares
    outstanding...........................         --          --          --           --        12,049
  Basic earnings per share................  $   (0.10)  $   (0.51)  $   (0.25)   $   (0.01)    $    0.14
  Diluted earnings per share..............  $   (0.10)  $   (0.51)  $   (0.25)   $   (0.01)    $    0.05
PRO FORMA DATA, AS ADJUSTED: (4)
  Basic weighted average common shares outstanding...............
  Diluted weighted average common shares outstanding.............
  Basic earnings per share.......................................
  Diluted earnings per share.....................................
OTHER DATA:
  EBITDA (5)..............................  $   4,327   $   5,398   $   9,324    $   2,434     $   3,167
  EBITDA margin (5).......................        8.8%        7.5%        8.6%         9.3%         10.8%

                                                                         MARCH 31, 1998
                                                            -----------------------------------------
                                                                                         PRO FORMA
                                                            ACTUAL    PRO FORMA (6)   AS ADJUSTED (4)
                                                            -------   -------------   ---------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.......  $ 5,940      $ 5,940
  Working capital.........................................    9,410        9,410
  Total assets............................................   76,851       76,851
  Long-term debt, including current portion...............    7,868        7,868
  Stockholders' equity....................................    3,305       50,798

               See accompanying footnotes on the following page.

---------------

(1) In July 1996, the Company acquired all the outstanding stock of Medical Records Corp. The acquisition has been accounted for as a purchase, and the results of Medical Records Corp., a wholly owned subsidiary of the Company, were included in the accompanying Consolidated Financial Statements from the date of the acquisition. In connection with the acquisition, the Company assumed certain acquisition-related liabilities from Medical Records Corp. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed.

(2) During 1997, the Company acquired the assets of two entities and the stock of one entity for cash of approximately $1.9 million plus the assumption of certain liabilities. Each of the 1997 acquisitions was accounted for as a purchase, and the results of operations are included in the accompanying Consolidated Financial Statements from the date of acquisition. The above results also include a full period of activity related to the acquisition discussed in Note 1 above.

(3) The Company's results of operations have been adversely affected in 1995, 1996 and 1997 by restructuring charges associated with the closure and consolidation of redundant and less profitable client service centers and related costs and other non-recurring acquisition and integration costs in 1997 in connection with the acquisition of Medical Records Corp. These corresponding expenses of $347, $644 and $2,075 are included in operating income (loss) for the years ended December 31, 1995, 1996 and 1997, respectively.

(4) Gives effect to the conversion of all outstanding shares of the Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock into 7,262,107 shares of Common Stock upon completion of this offering, as
    discussed in Note 6, and the issuance by the Company of             shares
    of Common Stock in this offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

(5) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents operating income (loss) plus depreciation and amortization. EBITDA should not be considered as an alternative measure of net income or cash provided by operating activities (both as determined in accordance with generally accepted accounting principles), but is presented to provide additional information related to the Company's debt service capability. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity.

(6) Gives effect to the conversion of Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock into 7,262,107 shares of Common Stock upon completion of this offering. See Notes 11 and 12 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. Statements in this Prospectus that are not statements of historical fact, including statements concerning the Company's strategy and plans for the future, are forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in such forward-looking statements as a result of various factors, including the risk factors set forth below and other matters set forth in this Prospectus generally.

HISTORY OF LOSSES

     The Company has experienced net losses of $126,000, $1.3 million and $1.0 million for the years ended December 31, 1995, 1996 and 1997, respectively. Although the Company was profitable in the first quarter of 1998, there can be no assurance that the Company will be able to sustain profitable operations.

DEPENDENCE ON SINGLE LINE OF BUSINESS; DEMAND FOR SERVICES

     The Company's revenues are derived primarily from the provision of electronic medical transcription and document management services to hospitals and other health care organizations on an outsourced basis. The Company's future success will depend on the continued market acceptance of its electronic medical transcription services and the continued demand for outsourced medical transcription services. A reduction in demand, whether because of technical developments or otherwise, or an increase in competition in the market for its electronic medical transcription services, could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL FOR SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced, and may in the future experience, significant quarter-to-quarter fluctuations in its results of operations. Such fluctuations may result in volatility in the price of the Common Stock. Quarterly results of operations may fluctuate as a result of a variety of factors, including demand for the Company's services and products, the opening of new client service centers, the timing of the commencement of services for clients, the inability of the Company to immediately pass on increased labor costs due to inflationary factors, the timing of introduction of new services and products by the Company or its competitors, the market acceptance of new services and products, the size and timing of client contracts, changes in client budgets, the size and timing of acquisitions, the integration of acquired businesses into the Company's operations, the number and timing of new hires, competitive conditions in the industry and general economic conditions. Further, the Company's contracts generally involve significant client commitments and may require time-consuming authorization procedures within the client's organization. For these and other reasons, the sales cycles for the Company's services and products may be lengthy and are subject to a number of factors outside of the Company's control. In addition, the Company's medical transcription business has experienced substantial growth in recent periods and there can be no assurance that such rate of growth in revenues and profits can be maintained in the future. Due to the foregoing factors, it is possible that in future quarters the Company's operating results will be below the expectations of investors or securities analysts. Such an event could adversely affect the market price of the Company's Common Stock.

RAPID TECHNOLOGICAL CHANGE

     The health care information services industry is characterized by rapid technological change, evolving client needs and emerging technical standards. The introduction of competing services or products incorporating new technologies and the emergence of new technical standards could render some or all of the Company's services or products less competitive or unmarketable or could require the Company to make substantial capital investments. The Company believes that its future success depends on its ability to enhance its current services and products and to develop new services or products that address the increasingly sophisticated needs of its clients. The failure of the Company to develop and introduce service or product enhancements and new services or products in a timely and cost-effective manner in response to changing technologies or client requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

ABILITY TO EXPAND

     To date, the Company's services have been provided primarily to the health information management departments of hospitals. However, health care services are increasingly being provided in health care settings other than hospitals, such as outpatient clinics and physician offices. As part of its strategy, the Company intends to continue to increase its presence in these new markets and to expand its services and products to direct patient care departments within hospitals. The Company's business, financial condition and results of operations may be materially and adversely affected if its efforts to expand into new markets and departments are not successful.

CHANGES IN THE HEALTH CARE INDUSTRY

     The health care industry is subject to changing political, economic and regulatory influences that may affect the outsourcing arrangements of health care providers. Federal and state legislators have from time to time proposed programs to reform the United States health care system and other proposals may be made in the future. In general, these programs and proposals tend to emphasize managed care, seek to lower reimbursement rates and otherwise attempt to control the environment in which health care providers operate. Health care providers may react to these proposals and the uncertainty surrounding such proposals by curtailing outsourcing arrangements or deferring decisions regarding the use of outsourced services. Many health care providers are consolidating to create larger health care delivery organizations. This consolidation and the resulting centralization in decision making may reduce the number of potential clients for the Company's services and products and increase the bargaining power of these organizations, which could lead to reductions in the amount paid for the Company's services or products. In addition, as the health care industry moves toward the use of computerized patient records, there is a risk that alternative data entry methods (other than medical transcription) into a computerized patient record could replace the Company's services and products. The impact of these developments in the health care industry is difficult to predict and could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITION RISKS

     A substantial portion of the Company's growth in sales and earnings has been generated from acquisitions. The Company expects to continue a strategy of identifying and selectively acquiring medical transcription businesses. There can be no assurance that the Company will be able to (i) capitalize on the consolidation trend occurring in the medical transcription industry, (ii) continue to identify suitable acquisition candidates, (iii) obtain financing that may be necessary to complete and support such acquisitions, or (iv) acquire businesses on satisfactory terms. Further, there can be no assurance that any business acquired by the Company will be successfully or efficiently integrated into the Company's operations or prove to be profitable. The Company could incur substantial indebtedness in connection with its acquisition strategy. Any failure to achieve successful integration of such acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations.

ABILITY TO ATTRACT AND RETAIN QUALIFIED MEDICAL TRANSCRIPTIONISTS

     The Company's future success depends, in part, upon its ability to attract and retain qualified medical transcriptionists. Competition for medical transcriptionists is strong, and no assurance can be given that the Company will be successful in attracting and retaining the personnel necessary to conduct its business successfully. The inability of the Company to attract, hire and retain a sufficient number of qualified medical transcriptionists could have a material adverse effect upon the Company's business, financial condition and results of operations.

COMPETITION

     The medical transcription services industry is highly fragmented and primarily consists of small regional or local companies and a limited number of national companies, with which the Company currently competes directly. The Company also competes against health care providers that perform medical transcription in-house. The Company believes that its ability to compete successfully depends upon many factors within and outside of its control, including the Company's reputation for quality service and turnaround time performance, its size and resources, its technical capabilities, price competition, and the timing and market acceptance of new services, products and enhancements developed by the Company and its competitors. In addition, a number of companies, which may or may not currently be in the medical transcription business, possess substantially greater financial, technical and marketing resources than the Company. Such companies, if they were to introduce competing services or products incorporating new technology may be able to respond more quickly than the Company to changing client needs or emerging technical standards, or could devote greater resources to the development, marketing and sale of their services or products. Competition may increase due to consolidation of medical transcription companies, and current and potential competitors may establish cooperative relationships among themselves or with third parties to increase their ability to address the needs of the Company's current and prospective clients. In addition, price competition could intensify if competitors establish access to labor resources at a substantially lower cost. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON PROPRIETARY RIGHTS

     The Company's success is partially dependent upon its proprietary software applications, protocols and procedures. Existing trade secrets and copyright laws afford the Company limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's software applications or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's software applications is difficult. There can be no assurance that efforts to maintain the confidentiality of the Company's trade secrets and proprietary information will effectively prevent disclosure of the Company's confidential information or provide meaningful protection for the Company's confidential information, or that the Company's trade secrets or proprietary information will not be independently developed by the Company's competitors.

DEPENDENCE ON THIRD-PARTY LICENSED TECHNOLOGY

     Certain components of the software and other technology used in the Company's systems and products are licensed from third parties. Should any of these components become unavailable to the Company or should the third-party licensors fail to support the licensed technology, the Company believes that it would be able to obtain alternative suppliers. However, any failure to obtain such components on a timely basis at an affordable cost, or any significant delays or interruptions in the supply of such components, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends upon its ability to attract and retain its key managerial personnel. The loss of services of certain of the Company's executive officers or the inability of the Company to attract additional management personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain "key-man" life insurance policies on its management.

RISKS ASSOCIATED WITH AN AT-HOME WORKFORCE

     Approximately 70% of the Company's medical transcriptionists work from their homes. The Company has policies and procedures covering its at-home employees. However, because of their at-home work environment, the Company is not able to supervise and monitor at-home employees to the same extent the Company is able to supervise and monitor employees working in the Company's client service centers. Any failure to successfully manage its at-home workforce or to enforce its policies and procedures with respect to, among other things, health and safety, wage and hour, and other governmental regulations, could have a material adverse effect on the Company's business, financial condition and results of operations.

CONFIDENTIALITY REQUIREMENTS

     The medical information transcribed by the Company is extremely confidential. In providing its services, the Company is subject to certain contractual, statutory, regulatory and common law requirements regarding the confidentiality of medical information. Failure to comply with such confidentiality requirements could result in material liability to the Company.

DEPENDENCE ON TECHNOLOGICAL INFRASTRUCTURE

     Although the Company has backup systems and procedures to handle technical problems and system breakdowns, there is a risk that a significant failure or breakdown of the Company's systems could occur as a result of such things as a natural disaster or computer "virus." The Company's backup systems and procedures could prove to be inadequate, which could cause an extended disruption of service and, as a result, could cause the Company to sustain a loss of clients or revenues, which could have a material adverse effect on the Company's business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

     The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in medical transcription systems and various administrative functions. To the extent that these software applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification or even possibly replacement of such source codes or applications will be necessary. The Company is in the process of identifying the software applications that are not "Year 2000" compliant. Given the information known at this time about its systems, coupled with the Company's ongoing efforts to upgrade or replace business critical systems as necessary, the Company does not currently anticipate that the costs of ensuring that its systems will be Year 2000 compliant will have a material adverse effect on its business, financial condition and results of operations. However, the Company is still analyzing its software applications and, to the extent they may not be fully Year 2000 compliant, there can be no assurance that the costs necessary to update software or potential systems interruptions would not have a material adverse effect on its business, financial condition and results of operations. In addition, the Company could be adversely affected by the Year 2000 problem if computer systems of its clients, suppliers or other third parties with which the Company does business fail to address the Year 2000 problem successfully. There can be no assurance that the Year 2000 problem, if experienced by such third parties, would not have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, substantially all of the shares of Common Stock that were outstanding prior to this offering will be eligible for sale in the public market under Rule 144 beginning 90 days after the date of this Prospectus. Approximately 10,963,000 shares are subject to lock-up agreements for a period of 180 days from the date of this Prospectus.

     Sales of substantial amounts of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through the sale of its equity securities. The Company is unable to predict the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale may have on the market price of the Common Stock prevailing from time to time. Certain existing stockholders have the right to require the Company to register their Common Stock from time to time. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiation among the Company and the Representatives of the Underwriters based upon factors described under the caption "Underwriting." The stock market has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as changes in earnings estimates by analysts, quarterly fluctuations in the financial results of the Company or its competitors and general conditions in the industry, the overall economy and the financial markets could cause the price of the Common Stock to fluctuate substantially. There can be no assurance that an active trading market in the Common Stock will develop subsequent to the offering or, if developed, that it will be sustained. See "Underwriting."

DILUTION

     The initial public offering price is substantially higher than the net tangible book value per share of the Common Stock. Accordingly, purchasers of the Common Stock offered hereby will incur immediate and substantial dilution in
tangible book value per share of the Common Stock of $          , assuming an
initial public offering price of $          per share of Common Stock.
Additional dilution is likely to occur upon the exercise of options granted by the Company. See "Dilution."

ANTI-TAKEOVER EFFECT OF CHARTER AND BY-LAW PROVISIONS; AVAILABILITY OF PREFERRED STOCK FOR ISSUANCE

     The Company's Amended and Restated Certificate of Incorporation and By-Laws contain provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of the Company's Common Stock. Such provisions could limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Board of Directors is authorized to issue, without stockholder approval, up to 300,000 shares of Preferred Stock, $.01 par value, of the Company (the "Undesignated Preferred Stock") with voting, conversion and other rights and preferences that may be superior to the Common Stock and that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Undesignated Preferred Stock or of rights to purchase Undesignated Preferred Stock could be used to discourage an unsolicited acquisition proposal. See "Description of Capital Stock -- Preferred Stock," " -- Certain Provisions of Certificate of Incorporation and By-Laws" and "-- Certain Provisions of Delaware Law."

                                  THE COMPANY

     The Company was formed as MEDIFAX, Inc., a Missouri corporation, in 1981. In December 1994, the Company acquired all of the outstanding stock of SecrePhone Ltd., a Pennsylvania corporation. In July 1996, the Company acquired all of the outstanding stock of Medical Records Corp., an Ohio corporation. In February 1998, the Company changed its name to The MRC Group, Inc. ("MRC Missouri") and in July 1998, in order to change its jurisdiction of incorporation, MRC Missouri created and merged into The MRC Group, Inc., a Delaware corporation and the issuer of the Common Stock offered hereby (the "Reincorporation Merger"). In connection with the Reincorporation Merger, the holders of MRC Missouri common stock received an aggregate of 4,106,364 shares of the Company's Common Stock, giving effect to a 0.7-for-1.0 reverse stock split, and the holders of Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock of MRC Missouri each received one share of Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock in the Company for each share of Series IV Preferred Stock, Series V Preferred Stock, and Series VI Preferred Stock, respectively, of MRC Missouri. All of the shares of Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock of the Company will convert into an aggregate 7,262,107 shares of Common Stock upon completion of this offering. See Notes 11 and 12 of Notes to Consolidated Financial Statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of           shares of Common
Stock being offered by the Company hereby are estimated to be approximately
$     million (approximately $     million if the Underwriters' over-allotment
option is exercised in full), assuming an initial public offering price of
$          per share and after deducting the underwriting discounts and commissions and estimated offering expenses. The Company intends to use approximately $6.7 million of the net proceeds to repay a bank loan and outstanding indebtedness incurred in connection with the Company's acquisition of Medical Records Corp. in July 1996 to former shareholders thereof (the "Acquisition Debt"). The Company's bank loan bears interest at a rate of LIBOR plus 1.65% per annum and matures in September 2001. The Acquisition Debt bears interest at the rate of 8% and matures in July 2003. See "Certain Transactions." The remaining net proceeds will be used by the Company for working capital and general corporate purposes. The Company may also use a portion of the net proceeds for the acquisition of businesses, products and technologies, although no material acquisition is the subject of a letter of intent or binding agreement and no portion of the net proceeds has been allocated for any specific acquisition. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, future earnings, capital requirements, contractual restrictions, the general financial condition of the Company and general business conditions.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1998: (i) the capitalization of the Company; (ii) the capitalization of the Company on a pro forma basis to reflect the conversion of the outstanding Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock into Common Stock upon completion of this offering; and (iii) the capitalization of the Company on a pro forma as adjusted basis to reflect the conversion of outstanding Preferred Stock
discussed in (ii), the sale by the Company of                shares of Common
Stock offered hereby (at an assumed initial public offering price of $     per
share) and the application of the estimated net proceeds therefrom all as if they occurred on March 31, 1998. This table should be read in conjunction with the historical Consolidated Financial Statements of the Company and the Notes thereto which are included elsewhere in the Prospectus. See "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."

                                                                           MARCH 31, 1998
                                                              -----------------------------------------
                                                                                           PRO FORMA
                                                              ACTUAL    PRO FORMA (1)   AS ADJUSTED (2)
                                                              -------   -------------   ---------------
                                                                           (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $ 5,940      $ 5,940          $
                                                              =======      =======          =======
Current maturities of long-term obligations.................  $ 2,228      $ 2,228          $   824
                                                              =======      =======          =======
Long-term obligations, less current maturities..............  $ 5,639      $ 5,639          $   144
Mandatorily redeemable preferred stock:
  Preferred stock, $.01 par value; 345,902 shares authorized
    --
    Series V convertible and mandatorily redeemable
      preferred stock, 45,902 shares issued and outstanding
      (liquidation preference $17,493,252), no shares pro
      forma and pro forma as adjusted.......................   17,493           --               --
    Series VI convertible and mandatorily redeemable
      preferred stock, 300,000 shares issued and outstanding
      (liquidation preference $30,000,000), no shares pro
      forma and pro forma as adjusted.......................   30,000           --               --
                                                              -------      -------          -------
         Total mandatorily redeemable preferred stock.......   47,493           --               --
Stockholders' equity (deficit):
  Convertible preferred stock, $.01 par value; 10,362 shares authorized --
    Series IV convertible preferred stock, 10,362 shares
      issued and outstanding, no shares pro forma and pro
      forma as adjusted.....................................       --           --               --
  Preferred Stock, $.01 par value; 300,000 shares
    authorized, none issued and outstanding.................       --           --               --
  Common Stock, $.01 par value; 100,000,000 shares
    authorized, 4,106,364 issued and outstanding, 11,368,471
    shares pro forma and     shares pro forma as adjusted...       41          114
  Additional paid-in capital................................   11,774       59,194
  Accumulated deficit.......................................   (8,510)      (8,510)          (8,510)
                                                              -------      -------          -------
         Total stockholders' equity.........................    3,305       50,798
                                                              -------      -------          -------
             Total capitalization...........................  $56,437      $56,437
                                                              =======      =======          =======

---------------

(1) For information regarding the conversion of all outstanding shares of Preferred Stock, see Notes 11 and 12 of Notes to Consolidated Financial Statements. Does not include 262,629 shares of Common Stock issued upon exercise of warrants after March 31, 1998.

(2) Gives effect to the conversion of all outstanding shares of Preferred Stock into 7,262,107 shares of Common Stock discussed in Notes 11 and 12 of Notes to Consolidated Financial Statements and the issuance by the Company of shares of Common Stock in this offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                    DILUTION

     The net tangible book value of the Company at March 31, 1998 was approximately $14.8 million, or $1.31 per share of Common Stock, after giving effect to the conversion of the Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock into 7,262,107 shares of Common Stock upon completion of the offering. Net tangible book value per share represents the amount of total assets less total liabilities and intangible assets, divided by the number of shares of Common Stock outstanding at March 31, 1998. After giving
effect to the sale by the Company of           shares of Common Stock offered
hereby (at an assumed initial public offering price of $          per share) and
the application of the estimated net proceeds as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company at March 31,
1998 would have been $          , or $          per share of Common Stock. This
represents an immediate increase in net tangible book value of $          per
share to existing stockholders and an immediate dilution of $          per share
to new investors purchasing Common Stock in the offering, as illustrated by the following table:

Assumed initial public offering price.......................            $
                                                                        ------
  Pro forma net tangible book value per common share prior
     to the offering (1)....................................
  Increase per common share attributable to new investors...
                                                              -------
Pro forma net tangible book value per common share after the offering..................................................
                                                                        ------
Dilution per common share to new investors (2)..............            $
                                                                        ======

     The following table summarizes certain differences between existing stockholders (including the holders of 7,262,107 shares of Common Stock to be issued upon conversion of the Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock upon completion of the offering) and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid to the Company by the existing stockholders and new investors (based on an
assumed initial public offering price of $     per share):

                                        SHARES PURCHASED      TOTAL CONSIDERATION
                                      --------------------   ----------------------   AVERAGE PRICE
                                        NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                      ----------   -------   ------------   -------   -------------
Existing investors (1)..............                     %   $                    %      $
New investors.......................                                                     $
                                      ----------    -----    ------------    -----       ------
          Total.....................                100.0%   $               100.0%
                                      ==========    =====    ============    =====

---------------

(1) Excludes 262,629 shares of Common Stock issued upon the exercise of warrants after March 31, 1998 and Common Stock issuable upon the exercise of outstanding options to purchase 2,215,474 shares of Common Stock at a weighted average exercise price of $7.16 per share. To the extent these options are exercised or additional shares of Common Stock are issued in connection with future transactions, there will be further dilution to new investors.

(2) Dilution is determined by subtracting pro forma net tangible book value per common share after giving effect to this offering (at an assumed initial
    public offering price of $      per share) from the initial public offering
    price per share. Dilution to new investors will be $        if the
    Underwriters' over-allotment option is exercised in full.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the
Company: (i) as of and for each of the five fiscal years ended December 31, 1997, which information has been derived from the audited Consolidated Financial Statements of the Company; and (ii) as of and for the three-month periods ended March 31, 1997 and 1998, which information has been derived from Consolidated Financial Statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments necessary (consisting of normal recurring adjustments) for a fair presentation of the results for such periods. The selected consolidated financial data are qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                                       THREE MONTHS
                                                           YEARS ENDED DECEMBER 31,                   ENDED MARCH 31,
                                             ----------------------------------------------------   -------------------
                                               1993     1994 (1)   1995 (1)   1996 (2)   1997 (3)   1997 (3)   1998 (3)
                                             --------   --------   --------   --------   --------   --------   --------
                                                    (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues.............................  $ 21,127   $ 22,719   $ 49,180   $ 71,700   $108,117   $ 26,095   $ 29,410
  Cost of revenues.........................    17,416     18,864     40,154     57,330     86,975     21,040     23,620
                                             --------   --------   --------   --------   --------   --------   --------
  Gross profit.............................     3,711      3,855      9,026     14,370     21,142      5,055      5,790
  Selling, general and administrative
    expenses...............................     3,511      3,076      4,352      8,328      9,743      2,621      2,623
  Depreciation and amortization............     2,755      1,582      3,907      6,332     10,027      2,292      2,110
  Restructuring charges (4)................        --         --        347        644      2,075         --         --
                                             --------   --------   --------   --------   --------   --------   --------
  Operating income (loss)..................    (2,555)      (803)       420       (934)      (703)       142      1,057
  Interest income (expense), net...........      (203)       146       (539)      (382)      (310)       (78)       (63)
                                             --------   --------   --------   --------   --------   --------   --------
  Income (loss) before income taxes........    (2,758)      (657)      (119)    (1,316)    (1,013)        64        994
  Benefit (provision) from income taxes....        --        532         (7)        --         --       (107)      (431)
                                             --------   --------   --------   --------   --------   --------   --------
  Net income (loss)........................  $ (2,758)  $   (125)  $   (126)  $ (1,316)  $ (1,013)  $    (43)  $    563
                                             ========   ========   ========   ========   ========   ========   ========
  Basic weighted average common shares
    outstanding............................   803,466   1,105,201  1,272,048  2,578,421  4,106,364  4,106,364  4,106,364
  Diluted weighted average common shares
    outstanding............................        --         --         --         --         --         --   12,048,948
  Basic earnings per share.................  $  (3.43)  $  (0.11)  $  (0.10)  $  (0.51)  $  (0.25)  $  (0.01)  $   0.14
  Diluted earnings per share...............  $  (3.43)  $  (0.11)  $  (0.10)  $  (0.51)  $  (0.25)  $  (0.01)  $   0.05
PRO FORMA DATA, AS ADJUSTED (5):
  Basic weighted average common shares outstanding....................................
  Diluted weighted average common shares outstanding..................................
  Basic earnings per share............................................................
  Diluted earnings per share..........................................................
OTHER DATA:
  EBITDA (6)...............................  $    200   $    779   $  4,327   $  5,398   $  9,324   $  2,434   $  3,167
  EBITDA margin (6)........................       0.9%       3.4%       8.8%       7.5%       8.6%       9.3%      10.8%
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments............................  $  5,320   $  5,141   $  4,017   $  8,053   $  5,196   $  6,101   $  5,940
  Working capital..........................     7,614      4,398      6,475     12,118     10,264     10,214      9,410
  Total assets.............................    18,094     31,285     28,538     78,416     75,469     77,002     76,851
  Long-term debt, including current
    portion................................       185      8,686      7,164     11,903      9,036     10,807      7,868
  Stockholders' equity.....................    (1,189)      (420)      (250)     3,620      2,607      3,577      3,305

               See accompanying footnotes on the following page.

---------------

(1) In December 1994, the Company acquired all the outstanding common stock of SecrePhone Ltd. This acquisition was accounted for as a purchase, and the results of SecrePhone Ltd. were included in the accompanying Consolidated Financial Statements from the date of the acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed.

(2) In July 1996, the Company acquired all the outstanding stock of Medical Records Corp. The acquisition has been accounted for as a purchase, and the results of Medical Records Corp., a wholly owned subsidiary of the Company, were included in the accompanying Consolidated Financial Statements from the date of the acquisition. In connection with the acquisition, the Company assumed certain acquisition-related liabilities from Medical Records Corp. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed.

(3) During 1997, the Company acquired the assets of two entities and the stock of one entity for cash of approximately $1.9 million plus the assumption of certain liabilities. Each of the 1997 acquisitions was accounted for as a purchase, and the results of operations are included in the accompanying Consolidated Financial Statements from the date of acquisition. The above results also include a full period of activity related to the acquisition discussed in Note 2 above.

(4) The Company's results of operations have been adversely affected in 1995, 1996 and 1997 by restructuring charges associated with the closure and consolidation of redundant and less profitable client service centers and related costs and other non-recurring acquisition and integration costs in 1997 in connection with the acquisition of Medical Records Corp. These corresponding expenses of $347, $644 and $2,075 are included in operating income (loss) for the years ended December 31, 1995, 1996 and 1997, respectively.

(5) Gives effect to the conversion of Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock into 7,262,107 shares of Common Stock upon completion of this offering (see Notes 11 and 12 of Notes to Consolidated Financial Statements) and the issuance by the Company of shares of Common Stock in this offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

(6) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents operating income (loss) plus depreciation and amortization. EBITDA should not be considered as an alternative measure of net income or cash provided by operating activities (both as determined in accordance with generally accepted accounting principles), but is presented to provide additional information related to the Company's debt service capability. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

     The MRC Group, Inc. is a leading national provider of electronic medical transcription and document management services to the health care industry. The Company currently operates more than 50 client service centers in 24 states and employs more than 2,200 experienced medical transcriptionists, approximately 70% of whom work from their homes. The Company serves more than 500 clients, primarily hospitals and medical centers, as well as other non-hospital health care providers, such as managed care providers, surgical centers, outpatient clinics and physician practice groups. Within hospitals and medical centers, the Company primarily serves the health information management departments, also known as medical records departments. Increasingly, the Company is providing its services to other hospital departments that seek to outsource their medical transcription needs, including radiology, emergency medicine, pathology and cardiology departments and outpatient surgical units.

     The significant growth in the Company's revenues has resulted from acquisitions, increased penetration of its large base of medical institutions and the addition of new clients. The Company became one of the country's largest providers of medical transcription services in July 1996 when it acquired Medical Records Corp., a national medical transcription service company. The consummation of this acquisition by the Company resulted in the consolidation into The MRC Group of two of the three largest providers of electronic medical transcription services in the nation.

     Operating results for 1996 and 1997 were adversely impacted as the Company allocated a significant amount of resources toward the integration of the technical, operational and administrative infrastructures of the Company and Medical Records Corp. Additionally, the Company had restructuring charges associated with the closure and consolidation of less profitable or redundant client service centers and other non-recurring acquisition and integration costs in 1996 and 1997 in connection with the acquisition of Medical Records Corp. The Company believes it has substantially completed this process and does not anticipate significant additional client service center closures.

     The Company has continued to acquire additional medical transcription companies in 1997 and 1998. In 1997, the Company acquired three medical transcription companies with combined annual revenues of approximately $4.6 million. In 1998, the Company acquired one medical transcription company with annual revenues of approximately $1.2 million. The four companies were acquired for an aggregate consideration of approximately $3.3 million, excluding earn-out provisions, and were accounted for as purchases.

     In 1996, the Company began funding a portion of the development costs of PowerScribe, a speech recognition product distributed by the Company. Although PowerScribe is generating revenues, current revenues are insufficient to cover overhead costs related to PowerScribe.

     In 1998, the Company has increased revenues and capitalized on the integration and restructuring of 1996 and 1997. As a result, operating margins have improved as the Company leveraged its infrastructure of client service centers and other predominantly fixed operational, technical and administrative costs against the increased revenue base.

SOURCES OF REVENUE

     The Company's electronic medical transcription revenues tend to be recurring as a result of the multi-year nature of its client contracts. Revenues per individual client vary based upon individual client demands for the Company's services. The Company charges its clients on a per-unit basis (most commonly for each line or word transcribed). These services are provided primarily to hospitals and medical centers and other health care providers that outsource all or part of their medical transcription needs.

     Although the Company's net revenues are derived primarily from electronic medical transcription services provided to hospital health information management departments (approximately 80% of revenues), the Company also provides its services to other hospital departments. Radiology (approximately 9% of revenues) and emergency medicine (approximately 9% of revenues) also significantly contribute to the Company's revenues. PowerScribe, the speech recognition software product distributed by the Company, currently generates less than 1% of the Company's revenues.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, certain financial information expressed as a percentage of net revenues. Such information has been derived from the Consolidated Financial Statements and the Notes thereto of the Company included elsewhere in this Prospectus:

                                                                                     THREE MONTHS
                                                            YEARS ENDED                  ENDED
                                                           DECEMBER 31,                MARCH 31,
                                                     -------------------------      ---------------
                                                     1995      1996      1997       1997      1998
                                                     -----     -----     -----      ----      ----
                                                                                      (UNAUDITED)
  Net revenues.....................................  100.0%    100.0%    100.0%     100.0%    100.0%
    Cost of revenues...............................   81.6      80.0      80.4       80.6      80.3
                                                     -----     -----     -----      -----     -----
  Gross profit.....................................   18.4      20.0      19.6       19.4      19.7
    Selling, general and administrative expenses...    8.9      11.6       9.0       10.1       8.9
    Depreciation and amortization..................    7.9       8.8       9.3        8.8       7.2
    Restructuring charges..........................    0.7       0.9       1.9         --        --
                                                     -----     -----     -----      -----     -----
  Operating income (loss)..........................    0.9      (1.3)     (0.6)       0.5       3.6
    Interest income (expense), net.................   (1.1)     (0.5)     (0.3)      (0.3)     (0.2)
                                                     -----     -----     -----      -----     -----
  Income (loss) before income taxes................   (0.2)     (1.8)     (0.9)       0.2       3.4
    (Provision) for income taxes...................   (0.1)       --        --       (0.4)     (1.5)
                                                     -----     -----     -----      -----     -----
  Net income (loss)................................   (0.3)%    (1.8)%    (0.9)%     (0.2)%     1.9%
                                                     =====     =====     =====      =====     =====

     Revenues derived from the Company's services and products are net of customary client adjustments and credits, which historically have not been significant as a percentage of revenues.

     Cost of revenues include client service related costs, such as payroll, associated taxes and benefits and telecommunications costs. Medical transcriptionist payroll, the Company's largest single cost, is variable because transcriptionists are paid based upon the amount of transcription they generate (on a per unit basis). Additionally, a significant portion of the Company's telecommunication costs is variable.

     Selling, general and administrative costs include payroll, associated taxes and benefits and other costs related to the sales and marketing, finance, human resources and administrative functions of the Company. Depreciation expense relates to the depreciation of fixed assets used at client service centers and corporate locations. Amortization expense relates to the amortization of acquired intangible assets, including the customer base and employee lists of acquired companies, and goodwill.

  THREE MONTHS ENDED MARCH 31, 1998 AND 1997

     Net Revenues. Net revenues for the three months ended March 31, 1998 were $29.4 million, an increase of $3.3 million, or approximately 12.7%, over net revenues of $26.1 million for the three months ended March 31, 1997. Of the increase, $1.5 million resulted from revenues generated from four acquisitions, three in 1997 and one in the first quarter of 1998. The remaining $1.8 million of increased net revenues resulted from increasing revenues from the existing client base and revenues from new clients.

     Gross Profit. Gross profit during the three months ended March 31, 1998 was $5.8 million, an increase of $700,000, or approximately 14.6%, over gross profit of $5.1 million for the three months ended March 31, 1997. Gross profit as a percentage of net revenues increased from approximately 19.4% in the first three months of 1997 to approximately 19.7% in the first three months of 1998. The 0.3% increase in gross profit as a percentage of net revenues is primarily a result of leveraging fixed costs incurred at the client service centers against increasing client revenues.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses in the three months ended March 31, 1998 remained relatively unchanged compared to the three months ended March 31, 1997 and decreased as a percentage of net revenues from approximately 10.1% in the three months ended March 31, 1997 to approximately 8.9% in the three months ended March 31, 1998. This 1.2% decrease as a percentage of net revenues primarily relates to management controlling expenses to historical levels while client revenues increased.

     Depreciation and Amortization. Depreciation and amortization expenses in the three months ended March 31, 1998 were $2.1 million, a decrease of $200,000 or approximately 8.0%, from $2.3 million in the three months ended March 31, 1997. This decrease is a result of certain intangible assets becoming fully amortized in 1997.

     Operating Income. Principally as a result of the above, operating income in the three months ended March 31, 1998 was $1.1 million, an increase of $915,000, or approximately 645%, over operating income of $142,000 for the first three months of 1997. Operating income as a percentage of net revenues increased to approximately 3.6% in the first three months of 1998 from approximately 0.5% in the prior year period.

     Income Taxes. The Company's effective tax rate was approximately 43% in the first three months of 1998. The provision for income taxes was $432,000 compared to $107,000 in the first three months of 1997. The effective tax rate for 1997 was not meaningful, as the Company's pre-tax income was essentially breakeven. The effective tax rate exceeds the statutory rate due primarily to non-deductible goodwill amortization.

     Net Income (Loss). As a result of the above, the Company recorded net income in the three months ended March 31, 1998 of $563,000, as compared to a net loss of $43,000 in the three months ended March 31, 1997. Net income as a percentage of net revenues increased to approximately 1.9% in the first three months of 1998.

  YEARS ENDED DECEMBER 31, 1997 AND 1996

     Net Revenues. Net revenues for the year ended December 31, 1997 were $108.1 million, an increase of $36.4 million, or approximately 50.8%, over net revenues of $71.7 million for the year ended December 31, 1996. The increase was primarily a result of an increase of $27.6 million attributable to a full year of revenues from the acquired Medical Records Corp. clients, an increase of $2.7 million attributable to revenues from other businesses acquired in 1997, and an increase of $6.1 million attributable to net additional revenues from existing and new clients.

     Gross Profit. Gross profit in 1997 was $21.1 million, an increase of $6.7 million, or approximately 47.1%, over gross profit of $14.4 million in 1996. The increase in gross profit is a result of increased revenues, primarily related to the acquisitions and internal growth outlined in net revenues above. Gross profit as a percentage of net revenues remained relatively stable at approximately 20.0% in 1996 and approximately 19.6% in 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses in 1997 were $9.7 million, an increase of $1.4 million, or approximately 17.0%, compared to $8.3 million in 1996. The increase in selling, general and administrative expenses was primarily related to additional non-recurring costs of approximately $764,000. Selling, general and administrative expenses as a percentage of net revenues decreased to approximately 9.0% in 1997 from approximately 11.6% in 1996. The decrease as a percentage of net revenues is a result of leveraging its sales and marketing, finance, human resources and other administrative costs against increasing revenues.

     Depreciation and Amortization. Depreciation and amortization expenses in 1997 were $10.0 million, an increase of $3.7 million or approximately 58.4%, from $6.3 million in 1996. This increase was a result of a $1.6 million increase in depreciation of fixed assets and a $2.1 million increase in amortization of intangible assets, primarily attributable to a full year's costs related to the acquisition of Medical Records Corp.

     Restructuring Charges. The Company incurred restructuring charges of $2.1 million in 1997 and $644,000 in 1996 related to the closure and consolidation of less profitable or redundant client service centers in 1997 and 1996 and other non-recurring acquisition and integration costs incurred in 1997 in connection with the acquisition of Medical Records Corp.

     Operating Loss. Principally as a result of the above, the loss from operations in 1997 totaled $703,000, a decrease in losses of $232,000 over the 1996 level of $935,000. The loss from operations as a percentage of net revenues decreased to approximately 0.6% in 1997 from approximately 1.3% in 1996.

     Income Taxes. The Company did not provide for income taxes in 1996 and 1997 as a result of reporting net losses for these years.

     Net Loss. As a result of the above, the Company recorded a net loss in 1997 of $1.0 million compared to a net loss of $1.3 million in 1996.

  YEARS ENDED DECEMBER 31, 1996 AND 1995

     Net Revenues. Net revenues for the year ended December 31, 1996 were $71.7 million, an increase of $22.5 million, or approximately 45.8%, over net revenues of $49.2 million for the year ended December 31, 1995. The increase was primarily a result of additional revenues from the acquisition of Medical Records Corp. in July 1996.

     Gross Profit. Gross profit in 1996 increased by $5.4 million to $14.4 million, or approximately 59.2%, over the 1995 level of $9.0 million. The increase in gross profit is a result of increased revenues, primarily related to the acquisition of Medical Records Corp. Gross profit as a percentage of net revenues increased from approximately 18.4% in 1995 to approximately 20.0% in 1996 as a result of higher gross profit margins provided by the Medical Records Corp. client service centers.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses in 1996 increased $3.9 million to $8.3 million, or approximately 91.4%, compared to approximately $4.4 million in 1995. Selling, general and administrative expense as a percentage of net revenues increased to approximately 11.6% in 1996 from approximately 8.9% in 1995. The increase in expense was primarily a result of additional overhead and assumed expenses incurred as a result of the acquisition of Medical Records Corp.

     Depreciation and Amortization. Depreciation and amortization expenses in 1996 were $6.3 million, an increase of 62.1%, from $3.9 million in 1995. This increase is primarily related to fixed assets and intangible assets acquired related to the acquisition of Medical Records Corp.

     Operating Income (Loss). Principally as a result of the above, loss from operations in 1996 totaled $935,000, compared to income from operations of $420,000 in 1995. As a percentage of net revenues, there was an approximate 1.3% operating loss in 1996, compared to an approximate 0.9% operating income in 1995.

     Income Taxes. The Company effectively did not provide for income taxes in 1996 and 1995 as a result of reporting net losses for these years.

     Net Loss. As a result of the above, the Company recorded a net loss in 1996 of $1.3 million, compared to a net loss of $126,000 in 1995.

SELECTED QUARTERLY OPERATING RESULTS

     The following table sets forth unaudited quarterly results of operations of the Company for each of the quarters in the year ended December 31, 1997 and for the three months ended March 31, 1998. This information has been prepared on the same basis as the consolidated financial statements and, in the opinion of Company's management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly operating results are not necessarily indicative of future results of operation. This data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus:

                                                               THREE MONTHS ENDED
                                               --------------------------------------------------
                                                                1997                       1998
                                               ---------------------------------------   --------
                                               MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31
                                               --------   -------   --------   -------   --------
                                                                 (IN THOUSANDS)
Net revenues.................................  $26,095    $27,172   $27,259    $27,591   $29,410
  Cost of revenues...........................   21,040     21,646    21,995     22,294    23,620
                                               -------    -------   -------    -------   -------
Gross profit.................................    5,055      5,526     5,264      5,297     5,790
  Selling, general and administrative
     expenses................................    2,621      2,163     1,940      3,019     2,623
  Depreciation and amortization..............    2,292      2,450     2,517      2,768     2,110
  Restructuring charges......................       --         --        --      2,075        --
                                               -------    -------   -------    -------   -------
Operating income (loss)......................      142        913       807     (2,565)    1,057
  Interest income (expense), net.............      (78)       (72)      (73)       (87)      (63)
                                               -------    -------   -------    -------   -------
Income (loss) before income taxes............       64        841       734     (2,652)      994
  (Provision) benefit for income taxes.......     (107)      (415)     (374)       896      (431)
                                               -------    -------   -------    -------   -------
Net income (loss)............................  $   (43)   $   426   $   360    $(1,756)  $   563
                                               =======    =======   =======    =======   =======

     The following table sets forth certain unaudited consolidated quarterly statement of operations data expressed as a percentage of net revenue:

                                                                  THREE MONTHS ENDED
                                                  --------------------------------------------------
                                                                   1997                       1998
                                                  ---------------------------------------   --------
                                                  MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31
                                                  --------   -------   --------   -------   --------
Net revenues....................................   100.0%     100.0%    100.0%     100.0%    100.0%
  Cost of revenues..............................    80.6       79.7      80.7       80.8      80.3
                                                   -----      -----     -----      -----     -----
Gross profit....................................    19.4       20.3      19.3       19.2      19.7
  Selling, general and administrative
     expenses...................................    10.1        7.9       7.1       11.0       8.9
  Depreciation and amortization.................     8.8        9.0       9.2       10.0       7.2
  Restructuring charges.........................      --         --        --        7.5        --
                                                   -----      -----     -----      -----     -----
Operating income (loss).........................     0.5        3.4       3.0       (9.3)      3.6
  Interest income (expense), net................    (0.3)      (0.3)     (0.3)      (0.3)     (0.2)
                                                   -----      -----     -----      -----     -----
Income (loss) before income taxes...............     0.2        3.1       2.7       (9.6)      3.4
  (Provision) benefit for income taxes..........    (0.4)      (1.5)     (1.4)       3.2      (1.5)
                                                   -----      -----     -----      -----     -----
Net income (loss)...............................    (0.2)%      1.6%      1.3%      (6.4)%     1.9%
                                                   =====      =====     =====      =====     =====

     Selling, general and administrative expenses for the three months ended December 31, 1997 increased primarily as a result of non-recurring charges of approximately $514,000.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's consolidated working capital at March 31, 1998 was $9.4 million, and cash and short-term investments were approximately $5.9 million. The Company's cash resources and available borrowings were satisfactory to meet its obligations during the year ended December 31, 1997, and the three months ended March 31, 1998. It is anticipated that the Company's cash from operations, cash resources and available borrowings after the offering will meet the Company's capital requirements for at least the next 18 months.

     The Company's total debt at March 31, 1998, including a current portion of $2.2 million, was $7.9 million. Such indebtedness included $4.9 million of a term note payable to a bank, $2.1 million of seller notes from acquisitions and $900,000 of capital lease obligations.

     The bank term note is being amortized in monthly principal amounts of $117,000 plus interest at LIBOR plus 1.65% and will mature September 2001. This facility is collateralized by substantially all of the Company's assets. The agreement relating to the note contains various financial covenants. All or a portion of the outstanding loan balance may be repaid at any time and commitments may be terminated in whole or in part at the option of the Company without premium or penalty, at the end of the applicable 90-day interest period. The Company intends to prepay this note with the proceeds of the offering. See "Use of Proceeds."

     In connection with the acquisition of Medical Records Corp. by the Company in July 1996, the Company issued seven-year, 8% unsecured notes payable to former shareholders in the aggregate principal amount of $2.0 million. The notes require the Company to pay interest quarterly with annual principal payments of $500,000 beginning in July 2000. As required by the terms of the notes, the Company will repay these notes with the proceeds of the offering. There are also other seller notes outstanding in the aggregate principal amount of approximately $100,000. See "Use of Proceeds."

     The Company also has a line of credit agreement with a bank under which it can borrow up to $10.0 million with an interest rate of LIBOR plus 1.25%. The line of credit is secured by substantially all of the Company's assets. This line, which expires June 30, 1998, is currently in process of renewal. The Company utilizes this line of credit on a periodic basis for working capital. No amounts were outstanding at March 31, 1998.

     For the years ended December 31, 1995, 1996 and 1997, cash flows provided by operating activities were $3.6, $4.0 and $7.3 million, respectively. Cash from operating activities are generated primarily from non-cash depreciation and amortization added back to the Company's operating results which has increased as a result of the acquisition of Medical Records Corp. in 1996, and depreciation on increased capital expenditures necessary to support increased revenues.

     For the years ended December 31, 1995, 1996 and 1997, cash flows used for investing activities were $2.5, $30.1 and $8.5 million, respectively. The increases were a result of increased capital expenditures for computer and digital recording equipment necessary to upgrade systems to the Company's standard platforms and support increased revenues. Additionally in 1996, $21.4 million of cash flows were used for the acquisition of Medical Records Corp.

     For the years ended December 31, 1995, 1996 and 1997, cash flows provided by (used for) financing activities were $0.2, $27.1 and $(2.7) million, respectively. The fluctuation in cash flows from financing activities is reflective of normal borrowing trends and the net proceeds of $29.3 million related to the sale of Series VI Preferred Stock in 1996 used to consummate the acquisition of Medical Records Corp. and to provide working capital.

OTHER

     Inflation has not had a significant effect on the Company's historical operations, as increased costs to the Company have generally been offset by increased prices of services provided to its clients.

YEAR 2000

     The Company is assessing its computer systems to determine their compliance with the Year 2000. Based on this assessment, the Company has upgraded or replaced certain of its internal information systems and is in the process of upgrading or replacing other systems with Year 2000 compliant systems. The Company will use internal and external resources to replace, reprogram and test software and hardware, where necessary, to ensure Year 2000 compliance. The Company is also communicating with its customers, suppliers and others to coordinate the Year 2000 conversion. Given the information known at this time about its systems, coupled with the Company's ongoing efforts to upgrade or replace business critical systems as necessary, the total cost of the project is not expected to have a material effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Year 2000 Compliance."

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. This Statement is not expected to impact the Company's financial statements at this time.

     In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. The Company currently operates in two business segments, electronic medical transcription services and PowerScribe. PowerScribe currently generates less than 1% of the Company's revenues and does not warrant financial statement segmentation at this time.

     In November 1997, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition. The Company believes its current accounting policies are materially compliant with this SOP.

     In March 1998, the AICPA issued SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Company believes its current accounting policies are materially compliant with this SOP.

     In April 1998, the AICPA issued SOP No. 98-5 Reporting on the Cost of Start-up Activities. The Company believes its current accounting policies are materially compliant with this SOP.

                                    BUSINESS

OVERVIEW

     The MRC Group, Inc. is a leading national provider of electronic medical transcription and document management services to the health care industry. The Company currently operates more than 50 service client service centers in 24 states and employs more than 2,200 experienced medical transcriptionists, approximately 70% of whom work from their homes. The Company serves more than 500 clients, primarily hospitals and medical centers, as well as other non-hospital health care providers, such as managed care providers, surgical centers, outpatient clinics and physician groups. Within hospitals and medical centers, the Company primarily serves the health information management departments, also known as medical records departments. Increasingly, the Company is providing its services to other hospital departments that seek to outsource their medical transcription needs, including radiology, emergency medicine, pathology and cardiology departments and outpatient surgical units.

     The Company's objective is to capitalize on the health care industry's trend toward increased dictation of medical reports and outsourcing of medical transcription and document management services and to enhance its position as a leading provider of such services. The principal elements of the Company's strategy are to (i) accelerate internal growth through superior client retention, deeper penetration of existing clients and increased sales to new clients; (ii) expand operating margins by further standardizing operations, taking advantage of economies of scale and executing disciplined pricing strategies; (iii) apply state-of-the-art technology to expand services, enhance client satisfaction and lower costs; and (iv) identify and complete strategic acquisitions.

     The Company believes its large size, technical resources and other capabilities differentiate it from its competitors and enable it to better retain existing clients and attract new clients. The Company's customized electronic medical transcription and document management services provide clients with lower costs, improved accuracy of transcribed medical reports, reduced report turnaround times, shortened billing cycles and reduced capital investment. The Company develops long-term client relationships through high quality service, technological expertise and an experienced, service-oriented management team. The Company applies state-of-the-art technology and proprietary software applications, protocols and procedures to create customized systems tailored to meet specific client requirements and to enhance client satisfaction. The Company's national network of more than 50 client service centers enables it to respond to its clients on a local basis and use its national resources to balance workloads among client service centers without delay or disruption in service.

INDUSTRY BACKGROUND

     Medical transcription and document management is the process by which clinical and medical information is dictated by a health care provider, transcribed by a medical transcriptionist and returned to the health care provider for verification, signing and incorporation into the patient's medical record. These services are generally utilized by health information management, also known as medical records departments, radiology, emergency medicine, pathology and cardiology departments. The most commonly transcribed reports for health information management departments are history and physical reports, consultations, surgical reports and discharge summaries. Specialized reports for the radiology, pathology, emergency medicine and cardiology departments are also commonly transcribed. Various sources estimate that the United States health care industry spends in excess of $6.6 billion on medical transcription services annually. The Company believes that a substantial majority of this amount is spent by health care providers for in-house medical transcription. Industry sources estimate that there are more than 1,500 providers of outsourced medical transcription services, the vast majority of which serve a small number of clients on a local basis.

     The medical transcription industry is evolving from a relatively low-technology, locally provided business to a technology-driven, document management business, increasingly providing services on a nationwide basis. This evolution over the last 20 years is a result of changes in the health care industry and advances in technology. Through the 1970s and into the early 1980s, most medical reports were transcribed in-house or outsourced to individual medical transcriptionists or small companies using cassette recorders and typewriters. Couriers shuttled tapes and reports between medical facilities and medical transcriptionists. Turnaround time and the utilization of technology were not critical factors. In the 1980s, the advent of personal computers, word processing and digital recording technology, together with the many changes in the health care industry, transformed the medical transcription industry into one driven by technology and the demand for faster, more reliable turnaround time, customized services and consistent quality. In the 1990s, the formation of integrated health care delivery systems and the increased focus on the computerized patient record have further accelerated the importance of technology and the communication among disparate systems in the medical transcription industry. These factors are also permitting the Company to take advantage of economies of scale through the application of leading technology and the acquisition of smaller firms that are generally ill-equipped to operate in this changing environment. The Company believes that it is one of the few firms in the industry that has fully embraced these changes and is positioned to benefit from economies of scale and the changing industry.

     The Company believes a number of significant trends will support continued growth of the medical transcription industry, as well as growth in the segment of the industry that is outsourced. These trends include the following:

        Demand for greater documentation. Government regulations and third-party requirements for reimbursement are increasingly requiring higher levels of documentation. In addition, concerns by health care providers over issues of risk management are resulting in increases in the amount of information and data included in medical records.

          Increased outsourcing in the health care industry. Health care organizations are increasingly outsourcing non-core functions to reduce costs and concentrate on providing medical care. Health care providers are seeking to reallocate their resources to improve the delivery of patient care and increase profitability. By outsourcing medical transcription, health care providers and organizations can reduce costs, employee headcounts and the capital investment required for state-of-the-art medical transcription technology.

          Demand for faster, more consistent and reliable turnaround of medical reports. The Company believes many in-house medical transcription departments are not well equipped to handle the increasing workload and pressure for faster, more consistent and reliable turnaround of transcribed medical reports. In order to meet these increased demands, in-house medical transcription departments must be staffed to handle levels of peak demands, which creates inefficiencies and increases costs. The Company believes that as a result of its large scale of operations, strong management skills, expertise and effective utilization of advanced technology, it can generally provide consistently faster turnaround time more economically and reliably than in-house medical transcription departments.

          Creation of integrated delivery systems. The shift from traditional fee-for-service to managed care is leading to the creation of integrated health care delivery systems, which often include various combinations of hospitals, health maintenance organizations, outpatient clinics, surgical centers and physician practice networks. The formation of these integrated delivery systems has been one of several important drivers of the need for clinical and medical information to be captured electronically so that it can be shared more easily and quickly throughout the health care enterprise.

          Growing trend toward computerized patient records. The growing information needs of hospitals and other health care organizations are increasing the demand for the electronic input of medical information as the first step in the implementation of the computer-based patient record and the ability to perform data mining and outcomes analysis. Consequently, a significant amount of data, which was previously handwritten, such as emergency medicine department encounters and clinical notes, must now be electronically captured, transcribed and integrated into the computerized patient record.

BUSINESS STRATEGY

     The Company's objective is to capitalize on the health care industry's growing trend toward increased dictation of medical reports and outsourcing of medical transcription and document management services and to enhance its market position as a leading provider of such services. The principal elements of the Company's strategy are to (i) accelerate internal growth through superior client retention, deeper penetration of existing clients and increased sales to new clients; (ii) expand operating margins by further standardizing operations, taking advantage of economies of scale and executing disciplined pricing strategies; (iii) apply state-of-the-art technology to expand services, enhance client satisfaction and lower costs; and (iv) identify and complete strategic acquisitions.

  ACCELERATE INTERNAL GROWTH

     The Company intends to accelerate its internal growth by aggressively pursuing new customers and cross-selling within its existing client base. The Company focuses on maintaining high levels of client satisfaction and believes that client satisfaction leads to high client retention, deeper penetration of existing clients and increased referral sales to new clients. Numerous cross-selling opportunities exist as many of the Company's clients currently outsource to the Company only the medical transcription for their health information systems departments and rely on small transcription providers or in-house medical transcription for radiology, pathology, cardiology, emergency and other departments. The Company will continue to focus on maintaining high levels of client satisfaction, aggressively pursue new customers, and leverage relationships across departments within the same hospital, medical center or other health care provider.

     The Company targets as new clients larger health care providers, primarily in markets already served by its existing client service centers in order to leverage fixed costs. The Company believes larger health care providers offer better cross-selling opportunities. The Company also believes it is one of the few medical transcription companies capable of managing the complex needs of larger clients, particularly integrated delivery networks, because of its national network and its technical resources.

  EXPAND OPERATING MARGINS

     The Company believes it can continue to expand its operating margins by further standardizing operations, taking advantage of economies of scale and executing disciplined pricing strategies. The Company recently implemented a standardized platform including, among other features, automated transmission procedures ("The Model Office") at substantially all of its client service centers. The Model Office infrastructure enables the Company to conduct its nationwide operations more efficiently and generate economies of scale. The Company has also implemented pricing and cost procedures that are designed to price client contracts in a manner that takes into account all costs necessary to provide the services for those contracts. As a result of these initiatives, the Company's operating margin has increased to 3.6% in the quarter ended March 31, 1998 from 0.5% in the quarter ended March 31, 1997.

  APPLY STATE-OF-THE-ART TECHNOLOGY TO EXPAND SERVICES AND LOWER COSTS

     The Company applies state-of-the-art technology and proprietary software applications, protocols and procedures to create customized systems tailored to meet specific client requirements and to enhance client satisfaction. The Company intends to maintain its technological leadership by leveraging technology and technological advances to standardize further its internal systems, lower costs and expand the breadth and functionality of its services. The Company believes that its technical personnel and capabilities differentiate it from most of its competitors, enabling the Company to meet demanding client requests. The Company has an advanced technical infrastructure that allows for the transfer of work among client service centers and a Technical Call Center that provides for around-the-clock technical support. These capabilities enable the Company to manage fluctuations in demand, and provide prompt turnaround services on a cost-effective, 24-hours-a-day, seven-days-a-week basis. In addition, the Company has entered into strategic alliances with third parties to develop new technologies, including one relating to PowerScribe, the Company's speech recognition product.

  IDENTIFY AND COMPLETE STRATEGIC ACQUISITIONS

     The Company seeks to capitalize on the highly fragmented medical transcription industry by acquiring businesses that will enhance its competitive position, reputation and profitability. The Company believes that numerous acquisition opportunities exist, with over 1,500 medical transcription companies existing in the industry. Since January 1997, the Company has completed four acquisitions with annualized revenues of $5.8 million and intends to identify and selectively acquire additional businesses that it can integrate into existing client service centers or use to establish new client service centers in attractive markets. The Company seeks to acquire firms that have a reputation for quality service, strong management, a solid client base, established infrastructure and profitable operations.

OPERATIONS

  OVERVIEW

     The Company's operational infrastructure is designed to ensure client satisfaction while minimizing costs. The four critical performance measures that clients use to evaluate the performance of medical transcription services on a daily basis are reliability, turnaround time, quality and responsiveness. To ensure high service levels in each of these four critical measures, the Company has developed a state-of-the-art technical platform, along with an organizational structure which focuses and motivates its managers to maintain close relationships with clients.

     The Company's proprietary technical platform, ACCESS+, was specifically developed to ensure reliability and facilitate prompt turnaround time and quality reports. ACCESS+, which operates in an open architecture environment, automates demographic input, document tracking, transmission, reporting and storage. ACCESS+ allows the Company to control and monitor the entire medical transcription process from dictation through the delivery of the transcribed medical report to the client. The ACCESS+ platform has benefited from numerous enhancements based on the Company's years of experience. The ACCESS+ software package includes a state-of-the-art local area network, a commercially available document management package developed specifically for medical transcription, a customized menu system, and a variety of proprietary transmission protocols which integrate the Company's systems with its clients' systems. The hardware components of this system include computers and servers, high-speed modems and laser printers.

     The Company's client service centers allow the Company's client management teams to provide sales, client services and technical services to the Company's clients in an efficient and personalized manner. These teams share common goals and objectives to effectively meet clients' needs.

  ELECTRONIC MEDICAL TRANSCRIPTION AND DOCUMENT MANAGEMENT SERVICES PROCESS

     The emergence of computerized patient records and the evolution of computerized digital dictation systems, among other factors driving client expectations, have increased the complexity and technological sophistication of the medical transcription process. The entire process may take as short as one hour or as long as 72 hours depending on the length of the dictation and the type of report. The following diagram illustrates the eight basic steps in the Company's electronic medical transcription and document management services process. The text immediately following the diagram describes these steps.

[Flow-chart diagram, approximately five inches tall, depicting the eight steps in the Company's electronic medical transcription and document management services process, which are described in the text below.]

     Step 1. Capture of Dictated Reports and Patient Demographics. The Company provides a state-of-the-art digital dictation system with features specifically oriented to provide the physicians both reliability and turn-key operability. Physicians are able to dictate 24 hours a day, seven days a week. To provide this reliability, the Company's client service centers are equipped with fault tolerant dictation systems and temporary electrical backup systems. The Company also maintains a national backup dictation system that allows dictation and transcription even if a client service center experiences a complete and extended loss of power or telephone service. The Company also electronically captures demographic information (such as hospital name, patient name and physician identification), which requires an interface with the client's health information system. Given the complexities of interface development, clients are especially interested in outsourcing to medical transcription companies, such as the Company, that have substantial technical expertise. The Company's Interface Department has developed interfaces for virtually all major health information systems. Since ACCESS+ has an open architecture, it can accept a wide variety of client data formats and structures.

     Step 2. Transmission of Voice and Demographics to Medical Transcriptionists. After the physician has completed the dictation, the digital voice file and the appropriate patient demographic data are transmitted using ACCESS+. Medical transcriptionists in the Company's client service centers access demographic data directly from the ACCESS+ network and the Company's at-home medical transcriptionists automatically receive demographic data through a proprietary transmission protocol. The protocol is designed to ensure that all medical transcriptionists have up-to-date information. This is important for both clients and medical transcriptionists since it minimizes the chance of demographic errors. The transmission protocol also allows the Company to update executable files automatically, thereby allowing the Company to disseminate software enhancements and format changes quickly and efficiently to all its medical transcriptionists.

     Step 3. Creating the Transcribed Report and Populating the Medical Report's Demographic Fields. The Company's standard operating platform allows medical transcriptionists to create medical reports using commercially available third-party software specifically developed or modified for medical transcription. This software allows the Company's medical transcriptionists to create customized glossaries that automatically expand abbreviated text and correct common typographical errors. In addition, the medical transcriptionists can access and automatically populate the report with critical information, including patient demographics and report routing and distribution preferences. The automation of this feature improves the quality of the document, minimizes the number of errors that occur when the document is uploaded into the client's health information system, and improves medical transcriptionists' productivity.

     Step 4. Transmitting the Transcribed Report to Quality Assurance. After the medical transcriptionist has completed transcribing reports, the reports are transmitted to quality assurance. For at-home medical transcriptionists, this transfer of reports is accomplished through a proprietary transmission protocol which virtually eliminates the possibility of lost reports even if a telephone connection is interrupted. This system also generates verification reports to assist both the Company and its clients with document tracking and monitoring (see Step 7).

     Step 5. Quality Assurance. Before reports are transmitted to the client, they must pass through the Company's quality assurance program. The program provides the capability for both the content and the demographic data in the reports to be checked for accuracy by client service center managers or quality service personnel. New medical transcriptionists have 100% of their work checked for at least two weeks and more seasoned medical transcriptionists have a sampling of their reports checked. In addition, ACCESS+ allows medical transcriptionists to flag reports with any problems or questions and will not allow flagged reports to be sent to the client until they have been reviewed and released by the Company's quality assurance personnel.

     Step 6. Transmission and Uploading of Report. After reports have cleared the Company's quality assurance program, they are automatically batched and transmitted to the client. The Company uses proprietary transmission protocols, which, if necessary, recover from disconnected phone lines without the loss of information and which facilitate the transmission and verification process. Reports are usually sent to the client's health information management department where they are stored electronically and can then be uploaded into the client's computerized patient record system.

     Step 7. Tracking and Verification. Clients can review the status of particular patient data and transcribed reports at any point in time and can use the Company's systems as an internal management tool to monitor timeliness of physicians' dictation. ACCESS+ also allows the Company to verify the transmission of all reports and allows the client and the Company to monitor the Company's on-time performance.

     Step 8. Report Management. ACCESS+ provides report management capabilities for the Company and its clients. Users can search for reports based on any fields maintained in the system database or any words contained in a report. For example, every report during a defined time period with the word "cardiac" can be recalled in a matter of seconds. Summary information is also available on ACCESS+ system for clients' internal management purposes. These reports can be printed on a prearranged schedule to meet the client's reporting needs. In addition, users can easily edit or append reports after they have been transcribed.

  CRITICAL PERFORMANCE MEASURES

     The Company's organizational structure and technical platform are tailored to maximize efficiency within the process flow described above and ensure consistency in meeting the four critical performance measures described below.

     Reliability. In today's competitive environment, it is increasingly important that medical transcription systems work 24 hours a day, seven days a week. Physicians and patients cannot afford to have procedures delayed or hospital stays extended due to late reports or system failures. The Company has developed an infrastructure designed to ensure system reliability. Over the past 15 months, the Company has upgraded most of its file servers, enabling the local area network to function without loss of data in the event of a disk drive failure. Critical systems in the client service center have temporary backup power systems available, and backup tapes are made on a daily basis. If a client service center encounters a power, telecommunication or system failure, at-home medical transcriptionists can continue working for the client using the Company's national backup dictation system. In the unlikely event that a client service center is shut down for an extended period of time, the Company can quickly shift work to other client service centers.

     The Company has approximately 100 experienced technical personnel at the local, regional and national levels. The Company's national Technical Call Center works in conjunction with the client service centers to ensure rapid response and resolution of technical issues. If a technical problem arises, the Technical Call Center is available 24 hours a day, seven days a week.

     Turnaround Time. Turnaround time requirements, which typically range from one to 48 hours, are specified in the Company's contracts and vary by client and report type. Meeting turnaround requirements is crucial for timely patient care because the transcribed report is often required for physicians to make subsequent medical decisions regarding surgery, other treatment options or discharge. Timely turnaround is also important to clients for prompt coding and billing. To meet these turnaround requirements, the client service centers continually monitor the pipeline of reports to be transcribed and schedule medical transcriptionists to align these resources with demand. The ACCESS+ system allows the Company to shift work to a backup client service center during unexpected periods of increased transcription volume.

     Quality. The Company is able to maintain consistently high quality standards through a continuous quality monitoring process, effective employment practices and standardized procedures and software applications. The Company's continuous quality monitoring process ensures the delivery of a quality product to the client and provides valuable feedback to the Company's medical transcriptionists. Through a variety of sampling techniques, selected reports can be electronically flagged and automatically routed to quality assurance. Medical transcriptionists can also flag problematic reports. The flagged reports are corrected by quality assurance personnel or a client service center manager before transmission to the client. The results of the quality monitoring process are reviewed regularly with each medical transcriptionist so that any issues can be addressed promptly.

     Through its employment practices, the Company hires, trains and retains high quality, experienced medical transcriptionists. All prospective employees must pass a series of comprehensive tests to document their medical transcription abilities. Once hired, it is the Company's policy that all medical transcriptionists receive extensive training on the Company's systems and that 100% of their work is reviewed for at least two weeks. The Company encourages its medical transcriptionists to attend continuing education programs that cover such topics as new medical terminology for drugs, instruments and procedures. Finally, the Company uses a compensation plan and flexible work environment geared toward retaining high quality medical transcriptionists. Medical transcriptionists are rewarded for both accuracy and speed, as well as volume. The Company can accommodate extremely flexible work hours, and its technical infrastructure permits most of its medical transcriptionists to work from their homes.

     Standardized procedures and software applications help the Company's medical transcriptionists to create high quality reports. Medical transcriptionists are most productive and produce their highest quality work when they can focus on a limited number of clients and gain comprehensive knowledge of specific clients' needs. ACCESS+ allows the Company to create virtual pools of medical transcriptionists, thereby permitting this specialization without sacrificing the flexibility required to manage changing client volumes. The Company also utilizes a customized spell check program with medical terminology and a glossary that converts abbreviations into words and phrases. Finally, the Company's electronic interfaces minimize opportunities for transcriptionist errors by automatically populating reports with demographic information. This electronic link is critical for achieving a successful match when uploading transcribed reports into health information systems.

     Responsiveness. The Company utilizes client management teams to address the needs of its clients. Each team consists of a regional manager, regional sales manager, regional technical manager and the local client service manager. Each member of this team has the skills and resources to address different aspects of a client's needs. The regional organization of these teams permits frequent client visits and is conducive to building strong client relationships. Through geographic proximity and strong relationships, the client management teams can also address client needs and deal with problems and issues as they arise.

     The Company's systems and standards also enable it to respond to client technical issues in a timely manner. The Company's Technical Call Center is available 24 hours a day, seven days a week. All contact with the Technical Call Center is logged and tracked to monitor the Company's responsiveness and to help address systemic issues preemptively.

     Finally, the Company has instituted a compensation package for its employees that is based on meeting a number of targets, including client retention.

TECHNOLOGY STRATEGY

     The Company's technology strategy focuses on supporting the Company's growth objectives while applying leading edge technologies to enhance client service, reduce costs and improve medical transcriptionist productivity. The Company has translated this strategy into a focused action plan by dividing its technological priorities into three groupings: technical support and maintenance, systems enhancements, and product development.

[Triangle diagram, divided into three sections, depicting the technical priorities of the Company and textual bullet points to the right of the triangle elaborating on each section. The section in the base of the pyramid reads "Technical Support & Maintenance" and the accompanying text reads "O Provide superior client service by responding to daily issues." The section in the center of the pyramid reads "Systems Enhancements" and the accompanying text reads "O Standardize existing technical platform and operating processes (The Model Office); O Reduce telecommunications expenses." The section in the top of the pyramid reads "Product Development" and the accompanying text reads "O Utilize the Internet and advanced telecommunications technologies to lower costs and improve client service; O Utilize speech recognition to develop stand-alone products and improve medical transcriptionists' productivity."]

  TECHNICAL SUPPORT AND MAINTENANCE

     On a day-to-day basis, the most important component of the Company's technology strategy is technical support and maintenance, which keep its client service centers operational and its clients satisfied. Technical support is available at the local, regional and national level. The Company's Technical Call Center serves as "mission control" for receiving, assigning and monitoring calls for technical support. Because the Company strongly believes in the economic benefits of preventive maintenance, the Company has invested in a national training center. This facility allows the Company to provide ongoing training for all of its technical and nontechnical employees. Given the technical nature of the electronic medical transcription business, the Company believes that professional training is crucial for preventing operational problems.

  SYSTEM ENHANCEMENTS

     System enhancements involve evolutionary changes to existing technology with the goal of enhancing client service, reducing costs and improving medical transcriptionist productivity. These changes are generally based on existing technology and tend to be relatively quick and inexpensive to implement.

     The Model Office. During the last 12 months, the Company completed the first of two phases of The Model Office, a program focused on standardizing the Company's operational and technical platform throughout its network of client service centers. The rollout of this program affected virtually every employee and every ACCESS+ client in the country and has provided a level of consistency and automated many clerical tasks. The Company believes that developing, implementing and supporting such a broad-based standardized technical platform would be difficult for most of its competitors to replicate, primarily due to intensive capital requirements and significant technical challenges. The objective of the first phase of The Model Office was to provide superior client service through enhanced reliability, faster turnaround time and better quality. This objective has been achieved through a number of technological enhancements including:

          - The automation of the transmission processes, increasing reliability and ensuring that documents arrive on time at the client;

          - The standardization and documentation of transmission protocols and procedures, eliminating or minimizing the possibility of operator error and improving overall system reliability; and

          - The automation of the distribution of databases, templates, and executable files, improving report quality and ensuring that all medical transcriptionists are always working with up-to-date information. This automation also facilitates the efficient shifting of work among the Company's client service centers, thereby allowing the Company to leverage its national network more effectively.

     The first phase of The Model Office contributed to a 9% decrease in client service center personnel over the last three fiscal quarters. Those client service centers which implemented The Model Office in 1997 have experienced a significant reduction in calls for unscheduled maintenance. The Model Office has helped to increase medical transcriptionist productivity through reduced downtime, automatic updating of demographic information, and upgrades to higher speed personal computers.

     The second phase of The Model Office program involves the conversion of non-radiology clients not yet on ACCESS+ to the Company's standard platform. Because of some of the unique demands of radiology, radiology reports are usually transcribed directly on the client's radiology information system. The Company already experiences considerable economies of scale because clients representing approximately 77% of revenues generated by non-radiology clients are processed on ACCESS+. By supporting only one system, training costs are reduced, fewer technical personnel are required and only one set of billing and payroll procedures is needed. The Company expects to gain further operating efficiencies as it continues to transfer its remaining clients onto its standard operating platform.

     Telecommunication costs currently are the second largest component of the Company's cost of revenues after labor costs. The Company believes that it has a number of opportunities to reduce per-unit telecommunication costs. The Company intends to restructure, where appropriate, its telecommunications to maximize use of lower cost product offerings, such as toll-free numbers and dedicated lines. In addition, the Company is negotiating its long-distance and local telecommunication contracts to reduce per-unit costs. The benefit of these savings may be offset, however, because the Company may experience increased long-distance volume in connection with the hiring of additional medical transcriptionists that are not local to its client service centers.

  PRODUCT DEVELOPMENT

     Product development focuses on the application of state-of-the-art technology to the Company's core business or to opportunities closely related to its core business. Investments in product development often involve alliances with carefully selected technology partners. These third parties provide critical technological skills and minimize the Company's up-front investments.

     The Internet and Advances in Telecommunications. The Company believes that the Internet and recent advances in telecommunications offer a variety of opportunities to reduce costs, improve economies of scale, increase medical transcriptionist productivity, and provide value-added services. Additionally, by reducing telecommunication costs, these advances may allow the Company to grow faster since the economics of servicing remote clients and of recruiting remote medical transcriptionists should improve. The Company has completed an analysis of the potential applications of Internet technologies and expects to test an enhanced workflow application during the second half of 1998. The Company also believes that the complexity and scope of these technologies, which will increase the economies of scale in the medical transcription industry, benefit large national transcription providers and encourage further consolidation in the medical transcription industry.

     Speech Recognition. PowerScribe is a continuous speech recognition product combining medical lexicons, language models and customized interfaces and workflow applications. The Company has jointly funded the development and obtained a right to use and distribute in the United States and Canada certain PowerScribe continuous speech recognition software applications for the medical transcription service business for radiology, emergency medicine and one other field to be agreed upon. PowerScribe for Radiology has been available since the fourth quarter of 1997 and, as of June 22, 1998, the Company has licensed PowerScribe at 17 sites, of which nine are fully operational. An emergency medicine module is scheduled for release by the end of 1998. The Company believes that radiology and emergency medicine are particularly appropriate for speech recognition applications because these practices typically have limited lexicons or a small number of physicians who have high dictation levels, practice in confined areas and require extraordinarily fast turnaround times. The Company also believes, with further product development, that speech recognition may be appropriate for other departments. The Company does not believe that speech recognition poses a serious threat to its core business in the foreseeable future because of technical, economic and behavioral issues. In fact, PowerScribe could boost overall Company profitability by enhancing productivity. More specifically, PowerScribe may be able to increase medical transcriptionists' output by making an initial attempt at transcribing the dictated report and then passing its work on to a medical transcriptionist.

SALES AND MARKETING

     The Company's sales staff consists of 14 sales personnel, with an average of 13 years of experience in the medical transcription or medical equipment industry. The Company's sales and marketing force is structured to promote internal growth by cross-selling to the Company's existing client base and by attracting new clients. Consistent with the Company's growth strategy, sales personnel target their efforts on new business within existing customers and larger potential clients in regions where client service centers are already located.

     The Company's sales personnel are responsible for ensuring that all of the proposed new business and service requirements are properly identified and priced in accordance with the Company's gross margin goals. The Company has implemented a comprehensive program for ensuring that pricing decisions are made in a manner in which costs and other relevant considerations (e.g., turnaround time and systems requirements) are taken into account. This program incorporates commission rates based on profit margins for sales to a particular client over a period of time. Additionally, the Company offers incentives for entering into new contracts with larger institutions and for penetrating additional departments within existing clients.

     Quality service and superior client relations are an important part of executing the Company's sales and marketing strategy. Many new clients contract with the Company in large part because of previous experience with the Company or because of recommendations and references by the Company's existing client base. The Company believes that references from the existing client base will continue to be an important part of the Company's sales and marketing strategy.

     The Company's sales personnel use a consultative sales and marketing approach by establishing working relationships with the Company's prospective clients through a series of direct meetings with the health information manager or medical records director, chief financial officer, chief information officer and other key individuals at the client's organization and establishing a clear dialogue regarding the Company's and the client's shared expectations. In this manner, the Company obtains information concerning the particular needs of the client and educates the client as to how the Company's services can be customized to meet those needs. The sales process typically averages from several weeks to six months, depending on technology requirements and whether medical transcription is being outsourced for the first time or the potential client is changing medical transcription service providers.

     As part of its marketing efforts, the Company advertises in national health care trade publications (including those sponsored by the American Health Information Management Association), participates in industry conventions, and sends direct mail solicitations to potential clients.

CLIENTS

     The Company's diversified client base includes more than 500 hospitals and other health care organizations, such as outpatient clinics and physician practice groups. Approximately 80% of the Company's revenues are derived from the health information management departments of hospitals, including large metropolitan hospitals and major teaching hospitals. Radiology and emergency departments each account for approximately 9% of the Company's revenues. The Company's clients are located throughout the United States.

     The Company's ten largest clients accounted for approximately 13% of the Company's revenue for the first quarter of 1998. None of the Company's clients accounts for more than 3% of the Company's revenue. However, 33 Columbia/HCA Healthcare hospitals, each of which has a separate contract with the Company, accounted in the aggregate for less than 8% of the Company's revenues for the first quarter of 1998. See "Risk Factors -- Changes in the Health Care Industry."

     The typical term of the Company's contracts with its clients for medical transcription services ranges from three to five years. Client contracts specify the services to be performed by the Company, the price thereof, and the particular requirements of the client, such as turnaround times and technical services to be provided. Revenues per individual client vary based upon individual client demands for the Company's services.

COMPETITION

     The Company competes in markets that are competitive and highly fragmented. The industry is predominately populated by small regional or local companies, with a limited number of national companies. There are more than 1,500 providers of medical transcription services in the United States. The Company also competes against approximately a dozen national and regional firms, the largest of which is MedQuist, Inc. The Company believes that except for MedQuist, each of its competitors has less than 50% of the Company's revenues. The market available to the Company is limited by health care organizations that currently maintain in-house transcription departments. See "Risk Factors -- Competition."

     For new clients that currently outsource, the Company competes on the basis of its reputation for quality and turnaround time performance, size and resources, technical capabilities, personal client attention and relationships and price. The Company believes that its size and its technical resources have diminished the importance of price as a competitive factor. The basis for competition for transcription business that is currently being performed in-house includes additional factors, such as the ability to provide a smooth transition toward outsourcing and the willingness of the medical transcription service provider to hire in-house transcriptionists.

EMPLOYEES

     As of May 31, 1998, the Company employed approximately 2,825 persons, consisting of approximately 2,230 trained, professional medical transcriptionists (approximately 70% of whom work out of their homes and approximately 30% of whom work at client service centers), approximately 455 managers and clerical staff at the Company's client service centers, and approximately 140 corporate employees. None of the Company's employees is represented by a labor union. The Company considers its relations with its employees to be good. In addition, as a result of an acquisition, the Company retains 55 medical transcriptionists as independent contractors at one of its client service centers.

     The Company believes that its ability to employ at-home transcriptionists enables it to compete more effectively for the limited number of experienced, skilled medical transcriptionists. By being able to work out of their homes, the Company's at-home medical transcriptionists can work hours other than the standard workday and can eliminate commuting time and costs.

GOVERNMENT REGULATIONS

     The health care industry is subject to changing political, economic and regulatory influences that may affect the outsourcing arrangements of health care providers. Federal and state legislators have from time to time proposed programs to reform the United States health care system and other proposals may be made in the future. In general, these programs and proposals tend to emphasize managed care, seek to lower reimbursement rates and otherwise attempt to control the environment in which health care providers operate. In providing its services, the Company is subject to certain contractual, statutory, regulatory and common law requirements regarding the confidentiality of medical information. The Company requires its personnel to agree to keep all medical information confidential and monitors compliance with applicable confidentiality requirements. Federal and state regulators are making increasing efforts to investigate claims of false billing for government reimbursement and have obtained substantial payments from health care providers to resolve these claims. Because these claims often result from a lack of appropriate documentation to support billing, these government efforts may stimulate a need for more comprehensive transcription services. Additionally, health care accreditation organizations and governmental authorities have begun to require more extensive transcription of patient medical records as part of the requirements for hospitals or other health care providers to receive and maintain accreditation. It presently cannot be determined if any additional health care legislation or self-regulatory proposals (whether relating to reimbursement, accreditation, billing practices, confidentiality, the health care industry in general or otherwise) will be introduced, the form that any such legislation or proposals would take, whether such legislation or proposals would be enacted or adopted and, if enacted or adopted, what effect, if any, such legislation or proposals would have on the health care industry in general and the Company in particular. See "Risk Factors -- Changes in the Health Care Industry" and
" -- Confidentiality Requirements."

     The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions and wages and hours. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk
Factors -- Risks Associated with an At-Home Workforce."

INTELLECTUAL PROPERTY

     The Company considers the name "MRC" and the Company logo to be important to the operation of its business and the marketing of its services. The Company regards the application of its ACCESS+ software underlying its services as proprietary, and relies primarily on a combination of contract, copyright and trademark law, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. The Company has no patents or patent applications pending, and relies on existing trade secrets and copyright laws to afford it protection against unauthorized use. The Company is not aware that any of its software, trademarks or other proprietary rights infringe the proprietary rights of third parties. See "Risk Factors -- Dependence on Proprietary Rights."

PROPERTIES

     The Company leases all of its client service centers and its corporate headquarters. The client service centers range in size from 624 square feet to 6,569 square feet, and its corporate headquarters, located in Cleveland, Ohio, consists of 11,297 square feet. See "Certain Transactions."

LEGAL PROCEEDINGS

     Although the Company from time to time is involved in various legal proceedings or claims arising in the ordinary course of its business, the Company is not currently a party to any material pending legal proceeding nor, to the knowledge of the Company, is any material legal proceeding currently threatened.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the Company's executive officers and directors as of June 15, 1998:

NAME                               AGE                         POSITION
----                               ---                         --------
Edward L. Samek..................  61    Chairman of the Board, Chief Executive Officer and a
                                         Director
Dennis R. Byerly.................  51    President and Chief Operating Officer
Steven Bell......................  40    Senior Vice President, Chief Financial Officer,
                                         Secretary and Treasurer
Ethan H. Cohen...................  34    Senior Vice President and Chief Technology Officer
Philip M. Cohen..................  36    Senior Vice President, Corporate Development
Robert A. Meadors................  54    Senior Vice President, Client Service
James W. Mills...................  54    Senior Vice President, Client Service
David A. Plummer.................  37    Senior Vice President, Client Service
Bruce K. Anderson................  58    Director(1)(2)
Martin H. Marcus.................  65    Director
Timothy M. Murray................  45    Director(1)
Richard H. Stowe.................  54    Director(1)(2)

---------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Mr. Samek has been a director of the Company since 1994 and Chairman of the Board and Chief Executive Officer of the Company since June 1998. From October 1995 to June 1998, Mr. Samek served as the Chief Executive Officer of the Company. From July 1996 until June 1998, Mr. Samek also served as President of the Company, and from July 1996 until February 1997, as a member of the Office of Chief Executive of the Company. From October 1995 until July 1996, Mr. Samek also served as Chairman of the Board and President of the Company and, from December 1994 until October 1995, as Vice Chairman of the Board and Executive Vice President of the Company. From July 1982 through December 1994, Mr. Samek served as Chairman of the Board, President and Chief Executive Officer of SecrePhone Ltd., a provider of medical transcription services. SecrePhone Ltd. was acquired by the Company in December 1994. Mr. Samek has been President of The Medical Transcription Industry Alliance since 1996.

     Mr. Byerly has been President and Chief Operating Officer of the Company since June 1998. From July 1997 until June 1998, Mr. Byerly served as Chief Operating Officer of the Company. From 1989 until 1996, Mr. Byerly was President and Chief Executive Officer of ARTRAC Corp., Medaphis Hospital Services Corp., and Medaphis Services Corp., wholly owned subsidiaries of Medaphis Corporation, a provider of business management services to physicians and hospitals.

     Mr. Bell has been Senior Vice President, Chief Financial Officer and Secretary of the Company since July 1996 and Treasurer since September 1997. From August 1995 through July 1996, Mr. Bell served as a financial advisor to Laneko Engineering Co., an auto parts manufacturer. From December 1993 through August 1995, Mr. Bell served as Chief Financial Officer of SecrePhone Ltd. From September 1983 to December 1993, Mr. Bell was a certified public accountant with Zelenkofske Axelrod & Co., a regional certified public accounting and consulting firm, and was a director and shareholder of the firm from 1988 to 1993.

     Mr. Ethan Cohen has been Senior Vice President and Chief Technology Officer of the Company since April 1997. From September 1991 through March 1997, Mr. Cohen was a consultant for McKinsey & Company, a management consulting firm. At McKinsey & Company, Mr. Cohen was promoted to the position of Senior Engagement Manager in December 1995. Mr. Cohen is not related to Mr. Philip Cohen, Senior Vice President, Corporate Development of the Company.

     Mr. Philip Cohen has been Senior Vice President, Corporate Development of the Company since July 1996. From October 1992 until July 1996, Mr. Cohen served as a Vice President of Medical Records Corp. Mr. Cohen is not related to Mr. Ethan Cohen, Senior Vice President and Chief Technology Officer of the Company. Mr. Cohen is the son-in-law of Mr. Martin Marcus, a director of the Company.

     Mr. Meadors has been Senior Vice President, Client Service of the Company, since January 1998. From August 1997 through December 1997, Mr. Meadors served as Executive Director, Client Services of the Company. From October 1996 to August 1997, Mr. Meadors served as an independent consultant to health care clients. Prior to that, Mr. Meadors was Executive Vice President/Chief Operating Officer -- Central Health Care Services (1995-96) and Executive Vice President/Business Development (1993-95) of Medaphis Corporation.

     Mr. Mills has been Senior Vice President, Client Service of the Company, since January 1998. From July 1996 through December 1997, Mr. Mills served as Senior Corporate Vice President of the Company with responsibilities for the Operations, Sales and Technical Divisions. Mr. Mills served as President of the Northern Region of the Company (from December 1994 through July 1996), and as Vice President of SecrePhone Ltd. (from June 1994 through December 1994). From January 1968 through December 1993, Mr. Mills served as President, Vice President, sales manager and sales representative of Electronic Dictation Systems.

     Mr. Plummer has been Senior Vice President, Client Service of the Company, since January 1998. From April 1997 through December 1997, Mr. Plummer was National Sales Manager of the Company and, from August 1994 through March 1997, he was Regional Sales Manager of the Company with responsibilities in the Mid-Atlantic states. From February 1992 until August 1994, Mr. Plummer was a Regional Sales Manager of VDI Technologies, a national digital dictation vendor.

     Mr. Anderson has been a director of the Company since July 1993. Since 1979, Mr. Anderson has been a partner of Welsh, Carson, Anderson & Stowe, a general partnership, an investment firm specializing in the acquisition of companies in the information services and health care industries. Mr. Anderson is also Chairman, Chief Executive Officer and a director of AMDOCS Ltd, a software and services company focused on the telephony industry, and a director of SEER Technologies, Inc., a software development company.

     Mr. Marcus has been a director of the Company since July 1996 and served as Chairman of the Board of the Company from July 1996 until June 1998. Mr. Marcus also served as a member of the Office of Chief Executive of the Company from July 1996 through February 1997. Mr. Marcus was the founder and President of Medical Records Corp. from 1967 until July 1996.

     Mr. Murray has been a director of the Company since July 1996. Since 1983 Mr. Murray has been a principal of William Blair & Company, L.L.C. Since 1988 Mr. Murray has been a general partner of William Blair Leveraged Capital Fund, and since 1995 a Managing Director of William Blair Capital Partners V, L.P. Mr. Murray serves on the Board of Directors of Daisytek International Corporation, a wholesale distributor of non-paper computer and office automation supplies and accessories. See "Certain Transactions."

     Mr. Stowe has been a director of the Company since July 1993. Mr. Stowe has been a partner of Welsh, Carson, Anderson & Stowe since 1979. Mr. Stowe serves on the Board of Directors of The Cerplex Group, Inc., which provides repair and parts distribution services for electronic equipment, and Health Management Services, Inc., a provider of revenue enhancement services to health care providers and payors.

     The Board of Directors of the Company currently consists of five members divided into three classes, with each class elected to serve a staggered three-year term. The Class I directors, whose terms will expire at the 1999 annual meeting of stockholders, are Messrs. Samek and Anderson. The Class II directors, whose terms will expire at the 2000 annual meeting of stockholders, are Messrs. Marcus and Stowe. The Class III director, whose term will expire at the 2001 annual meeting of stockholders, is Mr. Murray. Executive officers serve at the pleasure of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has appointed an Audit Committee and a Compensation Committee. Members of each committee serve at the pleasure of the Board of Directors.

     Audit Committee. The Company's Audit Committee, which consists of Messrs. Anderson (Chairman), Murray and Stowe, makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and nonaudit fees, reviews the independent public accountants' letter of comments and management's responses, reviews the adequacy of the Company's internal accounting controls and reviews major accounting or reporting changes contemplated or made.

     Compensation Committee. The Compensation Committee, which consists of Messrs. Stowe (Chairman) and Anderson, reviews employment, development, reassignment and compensation matters involving corporate officers and other executive level employees as may be appropriate, including, without limitation, issues relating to salary, bonus and incentive arrangements and administers the Company's Amended and Restated Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Edward Samek served as a member of the Compensation Committee until July 1998. During 1997, Mr. Samek was a director, President and Chief Executive Officer of the Company.

     No member of the Compensation Committee nor any executive officer of the Company serves as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

INDEMNIFICATION

     As permitted by the Delaware General Corporation Law, the Company's Amended and Restated Certificate of Incorporation eliminates the personal liability of directors to the Company for monetary damages for breach of fiduciary duty of care as a director. Liability is not eliminated for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 174 of the Delaware General Corporation Law, or
(iv) any transaction from which the director derived an improper personal benefit. In addition, the Company's By-laws provide for the indemnification of directors and officers of the Company to the maximum extent permitted by Delaware law as authorized by the Board of Directors of the Company, and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director of the Company upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director is entitled to indemnification.

     The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company.

DIRECTORS COMPENSATION

     Members of the Company's Board of Directors do not receive any compensation for serving as directors of the Company. The Company reimburses out-of-pocket expenses incurred by all directors in connection with attending Board and committee meetings.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid by the Company in 1997 to (i) the Company's chief executive officer and (ii) the Company's four other most highly compensated executive officers at December 31, 1997 (collectively, "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                              ANNUAL COMPENSATION        AWARDS
                                              --------------------    ------------
                                                                       SECURITIES
                                                                       UNDERLYING       ALL OTHER
        NAME AND PRINCIPAL POSITIONS           SALARY      BONUS       OPTIONS(#)     COMPENSATION
        ----------------------------          --------    --------    ------------   ---------------
Edward L. Samek.............................  $200,000    $50,000             --              --
  President and Chief Executive Officer(1)
Martin H. Marcus............................  $175,000         --             --              --
  Chairman of the Board(1)
Herbert L. Marcus...........................  $175,000         --             --        $235,000(3)
  Vice Chairman of the Board(1)(2)
Philip M. Cohen.............................  $165,000    $33,000             --              --
  Senior Vice President, Corporate
    Development
Steven Bell.................................  $150,000    $30,000             --              --
  Senior Vice President and Chief Financial
    Officer

---------------

(1) Messrs. Samek, Martin Marcus and Herbert Marcus served as members of the Office of the Chief Executive until February 1997.
(2) Mr. Herbert Marcus retired from the Company, effective December 31, 1997.
(3) Represents pre-paid retirement payments made to Mr. Herbert Marcus in December 1997.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information concerning each exercise of options during 1997 by each of the Named Executive Officers and the fiscal year-end value of unexercised in-the-money options:

                                                                                              VALUE OF
                                                                  NUMBER OF                  UNEXERCISED
                                                                 UNEXERCISED                IN-THE-MONEY
                                                                 OPTIONS AT                  OPTIONS AT
                                   SHARES                     1997 YEAR-END(#)           1997 YEAR-END($)(1)
                                 ACQUIRED ON    VALUE     -------------------------   -------------------------
             NAME                EXERCISE(#)   REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
             ----                -----------   --------   -------------------------   -------------------------
Edward L. Samek................      --          --            490,711/348,250(2)
Martin H. Marcus...............      --          --                         --                   --
Herbert L. Marcus..............      --          --                         --                   --
Philip M. Cohen................      --          --               7,000/28,000
Steven Bell....................      --          --              12,600/50,400

---------------
(1) Represents the total gain which would be realized if all in-the-money options held at December 31, 1997 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the assumed initial public offering
    price of $        per share. An option is in-the-money if the per market
    value of the underlying shares exceeds the exercise price of the option.
(2) Includes options to purchase 754,961 shares of Common Stock granted outside the Company's Amended and Restated 1992 Employee Stock Option Plan.

EMPLOYMENT AND SEVERANCE AGREEMENTS.

     Each of Mr. Samek, Chairman of the Board and Chief Executive Officer of the Company, Mr. Martin Marcus, a director of the Company, and Mr. Herbert Marcus, formerly Vice Chairman of the Company, is a party to a Covenant Not to Compete and Severance Agreement with the Company dated July 19, 1996, which sets forth the Company's obligations upon a termination of employment. Pursuant to the agreements, if the respective executive's employment is terminated "without cause" (as defined in the agreements) or if such executive resigns or retires, the Company must pay him severance compensation equal to the sum of one year's base salary at his then current rate of compensation, plus an amount equal to any performance bonus paid or accrued during the immediately preceding 12 months, payable in 12 equal installments. If such executive accepts other employment or provides services to another person or entity within one year of his termination, the Company will be entitled to a reduction in an amount equal to the amount payable to such executive in the amount of his other earnings.

     Mr. Philip Cohen, Senior Vice President, Corporate Development of the Company, is a party to a Covenant Not to Compete and Severance Agreement with the Company, effective as of July 19, 1996. The agreement sets forth the Company's obligations upon termination of Mr. Cohen's employment. If Mr. Cohen's employment is terminated "without cause" (as defined in the agreement), the Company must pay him severance compensation equal to the sum of one year's base salary at his then current rate of compensation, plus an amount equal to any performance bonus paid or accrued during the immediately preceding 12 months, payable in 12 equal installments. If Mr. Cohen accepts other employment or otherwise provides services to another person or entity within one year of his termination, the Company will be entitled to a reduction in any amount equal to the amount payable to him in the amount of his other earnings.

     Mr. Bell, Senior Vice President and Chief Financial Officer of the Company, is a party to an employment agreement with the Company dated July 2, 1996. Mr. Bell receives salary, bonus and benefits under the agreement. Pursuant to Mr. Bell's employment agreement, if Mr. Bell dies or becomes disabled or his employment is terminated by the Company other than for "cause" (as defined in the agreement), the Company must pay Mr. Bell severance compensation equal to his monthly base salary plus minimum bonus in effect on the date his employment terminates, payable semi-monthly for a period of 12 months, and continuation of health insurance benefits for Mr. Bell and his then-covered dependents for the same period. The benefits payable to Mr. Bell are contingent upon Mr. Bell's compliance with the noncompetition and nondisclosure provisions contained in his agreement and his execution of a release of the Company and its officers of any and all liability arising out of his employment or separation from employment (other than those obligations arising under the employment agreement).

STOCK OPTION PLAN

     The Company has outstanding options to purchase an aggregate of 2,215,474 shares of Common Stock granted to employees at option exercise prices ranging from $6.04 to $9.19 pursuant to the Company's Amended and Restated 1992 Employee Stock Option Plan (the "Plan"). Options under the Plan may be nonqualified or incentive stock options. All of the outstanding options under the Plan are nonqualified options. Under the Plan, incentive options may be granted to full-time employees of the Company or any parent or subsidiary corporation and nonqualified options may be granted to officers, full-time employees, directors of and consultants to the Company or any parent or subsidiary corporation. The exercise prices of options granted under the Plan will be set by the Compensation Committee of the Board of Directors, but the exercise prices of incentive stock options must be at least equal to 100% of the fair market value of the Common Stock at the time the option is granted or 110% of the fair market value in the case of an option granted to an individual who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company. No options were granted to the Named Executive Officers in 1997. In addition to options granted under the Plan, the Company has granted Mr. Samek options to purchase 754,961 shares of Common Stock.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 15, 1998 (assuming the conversion of all outstanding shares of Preferred Stock to Common Stock and the consummation of the Reincorporation Merger) and immediately following the offering by: (i) each person who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each of the Company's directors and Named Executive Officers, (iii) each Selling Stockholder, and (iv) all of the Company's directors and executive officers as a group:

                                                  SHARES BENEFICIALLY       SHARES       SHARES BENEFICIALLY
                                                      OWNED PRIOR           TO BE            OWNED AFTER
                     NAME                             TO OFFERING          OFFERED           OFFERING(1)
                     ----                       -----------------------   ----------   -----------------------
                                                  NUMBER      PERCENT                    NUMBER      PERCENT
                                                ----------   ----------                ----------   ----------
Bruce K. Anderson(2)..........................  4,467,150        38.4%
Richard H. Stowe(3)...........................  4,449,380        38.3
Welsh, Carson, Anderson & Stowe(4)............  4,441,440        38.2
Timothy M. Murray(5)..........................  1,521,313        13.1
William Blair Capital Partners V, L.P.(6).....  1,521,313        13.1
M. and L. Marcus Family
  Limited Partnership(7)......................  1,490,299        12.8
Martin H. Marcus(8)...........................  1,490,299        12.8
H. and R. Marcus Family
  Limited Partnership(9)......................    881,217         7.6
Herbert L. Marcus(10).........................    881,217         7.6
John H. Dayani(11)............................    839,095         7.1
Edward L. Samek(12)...........................    780,167         6.4
National City Capital
  Corporation(13).............................    647,230         5.6
Philip M. Cohen(14)...........................    356,640         3.1
Steven Bell(15)...............................     51,800           *
All executive officers and directors of the
  Company as a group (12 persons).............  8,769,576        71.1%

---------------

* Less than 1%.

 (1) Unless otherwise indicated, the listed beneficial owner has sole voting and investment power over such shares.

 (2) Includes 4,441,440 shares held by Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), over which Mr. Anderson may be deemed to share voting and investment power. Mr. Anderson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Anderson's address is 320 Park Avenue, Suite 2500, New York, New York 10022.

 (3) Includes 4,441,440 shares held by WCAS VI, over which Mr. Stowe may be deemed to share voting and investment power. Mr. Stowe disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 5,312 shares held in trust for the benefit of Mr. Stowe, over which he may be deemed to have voting and investment power. Mr. Stowe's address is 320 Park Avenue, Suite 2500, New York, New York 10022.

 (4) Consists of 4,441,440 shares held by WCAS VI. The address of Welsh, Carson, Anderson & Stowe is 320 Park Avenue, Suite 2500, New York, New York 10022.

 (5) Consists of 1,521,313 shares held by William Blair Capital Partners V, L.P., over which Mr. Murray may be deemed to share voting and investment power. Mr. Murray disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Murray's address is 222 West Adams Street, Chicago, Illinois, 60606.

 (6) Consists of 1,521,313 shares held by William Blair Capital Partners V, L.P. The address of William Blair Capital Partners V, L.P. is 222 West Adams Street, Chicago, Illinois, 60606.

 (7) The address of the M. and L. Marcus Family Limited Partnership is 23240 Chagrin Boulevard, Suite 400, Cleveland, Ohio 44122.

 (8) Consists of 1,490,299 shares held by M. and L. Marcus Family Limited Partnership of which Martin H. Marcus Living Trust is the general partner. Martin H. Marcus is the sole trustee of the Martin H. Marcus Living Trust. Mr. Marcus' address is 23240 Chagrin Boulevard, Suite 400, Cleveland, Ohio 44122.

 (9) The address of the H. and R. Marcus Family Limited Partnership is 3637 Green Road, Cleveland, Ohio 44122.

(10) Consists of 881,217 shares of Common Stock held by H. and R. Marcus Family Limited Partnership of which Herbert L. Marcus Living Trust is the general partner. Herbert L. Marcus is the sole trustee of the Herbert L. Marcus Living Trust. Mr. Marcus' address is 3637 Green Road, Cleveland, Ohio 44122.

(11) Includes 122,500 shares of Common Stock issuable pursuant to options which are presently exercisable. Mr. Dayani's address is 1029 Manley Lane, Brentwood, Tennessee 57027.

(12) Includes 555,461 shares of Common Stock issuable pursuant to options that have vested or will vest within the next 60 days. Excludes 283,500 shares of Common Stock subject to unvested options. Mr. Samek's address is 23240 Chagrin Boulevard, Suite 400, Cleveland, Ohio 44122.

(13) The address of National City Capital Corporation is 1965 East 6th Street, Cleveland, Ohio 44114.

(14) Includes 7,000 shares of Common Stock issuable pursuant to options that have vested or will vest within the next 60 days. Excludes 45,500 shares of Common Stock subject to unvested options. Mr. Cohen's address is 23240 Chagrin Boulevard, Suite 400, Cleveland, Ohio 44122.

(15) Consists of 51,800 shares issuable pursuant to options which are presently exercisable. Excludes 18,200 shares of Common Stock subject to unvested options. Mr. Bell's address is 23240 Chagrin Boulevard, Suite 400, Cleveland, Ohio 44122.

                              CERTAIN TRANSACTIONS

     In connection with the acquisition of Medical Records Corp. by the Company on July 19, 1996, the Company issued promissory notes in the aggregate principal amount of $2.0 million (the "Notes") as a portion of the consideration paid to the shareholders of Medical Records Corp. Interest on the Notes is payable quarterly at a rate of 8% per annum. Principal payments under the Notes are payable in four substantially equal annual installments commencing July 19, 2000. Mr. Philip Cohen, Senior Vice President, Corporate Development of the Company, and his wife hold a portion of the Notes in the aggregate principal amount of $608,548. Mr. Martin Marcus, who is Mr. Cohen's father-in-law and a director of the Company, and members of his immediate family (other than Mr. and Mrs. Philip Cohen) hold a portion of the Notes in the aggregate principal amount of $691,452. The Notes may be prepaid at any time without penalty. The Company intends to repay all of the Notes from the net proceeds of this offering.

     Mr. Murray, a director of the Company, is a principal of William Blair & Company, L.L.C., one of the Underwriters of this offering. See "Underwriting."

     The Company leases office space in Beachwood, Ohio from 3637 Green Road Co., Ltd. Mr. Martin Marcus, a director of the Company, and his brother, Herbert Marcus, own 10% and 15% general partnership interests, respectively, in 3637 Green Road Co., Ltd., which owns the building housing the Company's technical department staff. In 1995, 1996 and 1997, respectively, the Company paid $70,007, $85,214 and $81,066 in rent to 3637 Green Road Co., Ltd. In 1998, the
Company will continue to pay rent to 3637 Green Road Co., Ltd.

     The Company and certain of the Company's pre-offering stockholders (the "Rights Holders") are parties to an Amended and Restated Registration Rights Agreement dated July 19, 1996 (the "Registration Rights Agreement"), pursuant to which certain of the Rights Holders have the right, subject to certain restrictions, to cause the Company to effect a registration of their shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"). All of the Rights Holders also have certain "piggy back" registration rights in the event the Company registers any of its securities for either itself or for security holders exercising their registration rights. The Rights Holders have waived their registration rights in connection with this offering.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the offering, the authorized capital stock of the Company will consist of 100,000,000 shares of Common Stock, $.01 par value, and 300,000 shares of authorized but unissued preferred stock, $.01 par value (the "Preferred Stock"). As of June 15, 1998, there were 11,368,471 shares of Common Stock issued and outstanding (giving effect to the conversion of the Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock into 7,262,107 shares of Common Stock upon completion of this offering) and held by approximately 85 holders of record. See "Capitalization."

COMMON STOCK

     The holders of shares of Common Stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock are not entitled to preemptive rights or to cumulative voting in the election of directors. Subject to any senior rights of the Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon dissolution and liquidation of the Company, holders of the Common Stock are entitled to a ratable share of the net assets of the Company remaining after payments to creditors of the Company and to the holders of any Preferred Stock of the full preferential amounts to which they may be entitled. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Upon consummation of the offering, the Company will have authorized but unissued 300,000 shares of Preferred Stock which may be issued in one or more series as determined by the Board of Directors without further stockholder approval, and the Board of Directors is authorized to fix and determine the terms, limitations, and relative rights and preferences of the Preferred Stock, and to fix and determine the variations among series of the Preferred Stock. If any Preferred Stock is issued following the offering, such Preferred Stock could have priority over the Common Stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation and dissolution. The Preferred Stock may be subject to repurchase or redemption by the Company. The Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock and the issuance of which could be used by the Board of Directors in defense of a hostile takeover of the Company. The Company has no present intention to issue Preferred Stock. See "Risk Factors -- Anti-Takeover Effect of Charter and By-Law Provisions; Availability of Preferred Stock for Issuance."

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-Laws of the Company provide that directors may not be removed from office by the stockholders except by the affirmative vote of stockholders exercising at least two-thirds of the voting power in the election of directors, except that if two-thirds of the entire Board of Directors recommend to the stockholders that a director be removed, then such director may be removed by the stockholders exercising at least a majority of the voting power in the election of directors. The Certificate of Incorporation requires all actions by stockholders to be taken at annual or special meetings. The By-Laws divide the Board of Directors into three classes, each with a term of three years, with the term of one class expiring each year. No provision of the Certificate of Incorporation nor certain provisions of the By-Laws, including those relating to indemnification and election and removal of directors, may be altered, amended or repealed nor may any inconsistent provision be adopted except by the affirmative vote of stockholders exercising at least two-thirds of the voting power of the Company, except that if any such action was previously approved by at least two-thirds of the directors, then such action may be taken by the stockholders exercising a majority of the voting power. The foregoing provisions could have an anti-takeover effect by delaying, averting or preventing a change in control or management of the Company, unless such takeover or change in control is approved by the Board.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law which, with certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such time, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(iii) on or after such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

REGISTRAR AND TRANSFER AGENT

     The Company has selected National City Bank, Cleveland, Ohio as the transfer agent and registrar for its Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale."

SALES OF RESTRICTED SHARES

     Upon completion of this offering, the Company will have a total of shares of Common Stock outstanding (assuming no exercise of the
Underwriters' over-allotment option). Of these shares, the           shares of
Common Stock offered hereby will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined in the Securities Act, who would be required to sell such shares under Rule 144 under the Securities Act. The remaining outstanding shares of Common Stock will be "restricted securities" as that term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act.

     The Company believes that substantially all of the Restricted Shares will be eligible for sale in the public market pursuant to Rule 144 beginning 90 days
after the date of this Prospectus,             shares of which will be held by
affiliates. Substantially all such shares are subject to the lock-up agreements described below. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (approximately shares upon completion of this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at the time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement. As defined in Rule 144, an "affiliate" of an issuer is a person who directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, that issuer.

LOCK-UP AGREEMENTS

     Certain of the stockholders of the Company, including the executive officers and directors, who will own in the aggregate approximately 10,963,000 shares of Common Stock after the offering, have agreed that they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire Common Stock beneficially owned by them during the 180-day period following the date of this Prospectus, except for certain permitted transfers or with the prior written consent of BT Alex. Brown Incorporated.

STOCK OPTION PLAN

     Upon completion of the offering, 4,000,000 shares of Common Stock will be reserved for issuance under the Plan, which includes 2,215,474 shares subject to outstanding options. See "Management -- Stock Option Plan." The Company intends to file a registration statement on Form S-8 under the Securities Act after this offering to register all Common Stock issuable pursuant to stock options. Shares covered by the registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

REGISTRATION RIGHTS

     The holders of approximately 6,970,000 shares of Common Stock have the right under certain circumstances to require the Company to register their shares under the Securities Act for resale to the public on Form S-1 on no more than two occasions. Holders of approximately 11,870,000 shares have the right, under certain circumstances, to require the Company to register their shares under the Securities Act for resale to the public if the Company is eligible to use Form S-3 and the reasonably anticipated price to the public in the aggregate will exceed $2.0 million. See "Certain Transactions."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and William Blair & Company, L.L.C., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                NUMBER
                                                                  OF
                        UNDERWRITER                             SHARES
                        -----------                           -----------
BT Alex. Brown Incorporated.................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
William Blair & Company, L.L.C..............................
                                                              -----------
          Total.............................................
                                                              ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $          per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by
it shown in the above table bears to        , and the Company will be obligated,
pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on
which the           shares are being offered.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Stockholders of the Company, holding in the aggregate approximately 10,963,000 shares of Common Stock, have agreed, subject to certain exceptions, not to offer, sell, or otherwise dispose of any of such Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. See "Shares Eligible for Future Sale."

     William Blair Capital Partners V, L.P., a beneficial holder of approximately 13.1% of the Common Stock prior to this offering, is an affiliate of William Blair & Company, L.L.C., one of the Representatives. Timothy M. Murray, a director of the Company is a principal of William Blair & Company, L.L.C. and Managing Director of William Blair Capital Partners V, L.P. See "Management -- Executive Officers and Directors." The Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD Conduct Rules") do not permit such Representative to participate in this offering unless the initial public offering price is no higher than that recommended by a qualified independent underwriter, as defined in Section 2720 of the NASD

Conduct Rules. BT Alex. Brown Incorporated, one of the Representatives of the Underwriters, will serve as the qualified independent underwriter and has assumed the responsibilities of acting as qualified independent underwriter in pricing the Common Stock offered hereby and conducting "due diligence" in respect thereto.

     In connection with this offering, the Underwriters may purchase and sell the Common Stock in the open market in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company and the Selling Stockholders in the offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                    EXPERTS

     The audited consolidated financial statements and schedules of the Company, included in this Prospectus and elsewhere in the Registration Statement of which this Prospectus is a part, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The combined restated financial statements of Medical Records Corp. and Affiliate, included in this Prospectus and elsewhere in the Registration Statement of which this Prospectus is a part, have been audited by Skoda, Minotti, Reeves & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement (certain portions of which have been omitted as permitted by the rules and regulations of the Commission), and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock to which this Prospectus relates. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60606. You can request copies of these documents, upon payment of a duplication fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a Web site (address http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited condensed financial statements for each of the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
THE MRC GROUP, INC. AND SUBSIDIARY -- CONSOLIDATED FINANCIAL
STATEMENTS
Report of Independent Public Accountants....................    F-2
Consolidated Balance Sheets, December 31, 1996 and 1997.....    F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1995, 1996 and 1997..........................    F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1995, 1996 and 1997..............    F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1995, 1996 and 1997..........................    F-6
Notes to Consolidated Financial Statements, December 31,
  1995, 1996 and 1997.......................................    F-7
Report of Independent Public Accountants....................   F-19
Schedule II-Valuation and Qualifying Accounts...............   F-20
THE MRC GROUP, INC. AND SUBSIDIARY -- CONSOLIDATED FINANCIAL
  STATEMENTS
Consolidated Balance Sheets, December 31, 1997 and March 31,
  1998 (Unaudited)..........................................   F-21
Unaudited Consolidated Statements of Operations for the
  Three Months Ended March 31, 1997 and 1998................   F-22
Consolidated Statements of Stockholders' Equity for the Year
  Ended December 31, 1997 and the Three Months Ended March
  31, 1998 (Unaudited)......................................   F-23
Unaudited Consolidated Statements of Cash Flows for the
  Three Months Ended March 31, 1997 and 1998................   F-24
Notes to Condensed Consolidated Financial Statements, March
  31, 1997 and 1998 (Unaudited).............................   F-25
MEDICAL RECORDS CORP. AND AFFILIATE -- COMBINED FINANCIAL
  STATEMENTS
Independent Auditors' Report................................   F-27
Combined Statement of Income (As Restated) for the Year
  Ended December 31, 1995...................................   F-28
Combined Statement of Stockholders' Equity (As Restated) for
  the Year Ended December 31, 1995..........................   F-29
Combined Statement of Cash Flows (As Restated) for the Year
  Ended December 31, 1995...................................   F-30
Notes to Combined Financial Statements for the Year Ended
  December 31, 1995.........................................   F-31
MEDICAL RECORDS CORP. -- FINANCIAL STATEMENTS
Report of Independent Public Accountants....................   F-34
Statement of Operations for the Period January 1, 1996 to
  July 19, 1996.............................................   F-35
Statement of Stockholders' Equity for the Period January 1,
  1996 to July 19, 1996.....................................   F-36
Statement of Cash Flows for the Period January 1, 1996 to
  July 19, 1996.............................................   F-37
Notes to Financial Statements for the Period January 1, 1996
  to July 19, 1996..........................................   F-38

     After the reorganization transaction discussed in Note 12 to The MRC Group, Inc. and Subsidiary's consolidated financial statements is effected, we expect to be in a position to render the following audit report.
                                          Arthur Andersen LLP

Cleveland, Ohio,
June 23, 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Stockholders of The MRC Group, Inc.:

     We have audited the accompanying consolidated balance sheets of The MRC Group, Inc. (a Delaware corporation) and Subsidiary as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The MRC Group, Inc. and Subsidiary as of December 31, 1996 and 1997 and the results of their operations and their cash flows for the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Cleveland, Ohio,
            , 1998 (except with respect to the matters discussed in Notes 11 and
                   12,
               as to which the date is               , 1998).

                       THE MRC GROUP, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                                                 1996          1997
                                                              -----------   -----------
ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 5,050,856   $ 1,192,959
  Short-term investments....................................    3,001,737     4,003,094
  Trade accounts receivable, less allowance for doubtful
    accounts of $714,370 and $819,218 in 1996 and 1997,
    respectively............................................   15,374,391    18,305,630
  Deferred tax asset........................................    2,248,936     1,792,176
  Prepaid expenses and other current assets.................      441,702        91,435
                                                              -----------   -----------
         Total current assets...............................   26,117,622    25,385,294
                                                              -----------   -----------
Property and equipment, net.................................   11,708,170    13,306,013
                                                              -----------   -----------
Other assets:
  Goodwill and other intangible assets, net.................   37,203,549    35,214,857
  Long-term investments.....................................    2,973,517            --
  Preferred stock investment................................           --     1,200,000
  Other.....................................................      413,133       362,972
                                                              -----------   -----------
         Total other assets.................................   40,590,199    36,777,829
                                                              -----------   -----------
         Total assets.......................................  $78,415,991   $75,469,136
                                                              ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $ 3,694,254   $ 2,852,198
  Accounts payable..........................................    3,616,075     4,288,695
  Accrued liabilities.......................................    6,688,996     7,980,270
                                                              -----------   -----------
         Total current liabilities..........................   13,999,325    15,121,163
                                                              -----------   -----------
Long-term liabilities:
  Long-term debt............................................    8,208,841     6,184,212
  Deferred tax liability....................................    4,505,921     3,478,161
  Other.....................................................      588,167       585,000
                                                              -----------   -----------
         Total long-term liabilities........................   13,302,929    10,247,373
                                                              -----------   -----------
Commitments and contingencies
Mandatorily redeemable preferred stock:
  Convertible preferred stock, $.01 par value; 345,902
    shares authorized in 1996 and 1997:
    Series V convertible and mandatorily redeemable
     preferred stock, 45,902 shares issued and outstanding
     (liquidation preference $17,493,252)...................   17,493,252    17,493,252
    Series VI convertible and mandatorily redeemable
     preferred stock, 300,000 shares issued and outstanding
     (liquidation preference $30,000,000)...................   30,000,000    30,000,000
Stockholders' equity:
  Convertible preferred stock, $.01 par value; 10,362 shares authorized in 1996 and 1997:
    Series IV convertible preferred stock, 10,362 shares
     issued and outstanding (liquidation preference
     $3,948,958)............................................          104           104
  Preferred stock, $.01 par value; 300,000 shares
    authorized, none issued and outstanding.................           --            --
  Common stock, $.01 par value; 100,000,000 shares
    authorized, 4,106,364 shares issued and outstanding in
    1996 and 1997...........................................       41,064        41,064
  Additional paid-in capital................................   11,639,316    11,639,316
  Accumulated deficit.......................................   (8,059,999)   (9,073,136)
                                                              -----------   -----------
         Total stockholders' equity.........................    3,620,485     2,607,348
                                                              -----------   -----------
         Total liabilities and stockholders' equity.........  $78,415,991   $75,469,136
                                                              ===========   ===========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                   1995           1996            1997
                                                -----------    -----------    ------------
Net revenues..................................  $49,179,660    $71,699,888    $108,117,494
Cost of revenues..............................   40,153,549     57,329,739      86,975,531
                                                -----------    -----------    ------------
Gross profit..................................    9,026,111     14,370,149      21,141,963
Selling, general and administrative
  expenses....................................    4,352,860      8,329,470       9,742,462
Depreciation and amortization.................    3,906,758      6,331,680      10,027,192
Restructuring charges.........................      346,877        643,724       2,075,458
                                                -----------    -----------    ------------
Operating income (loss).......................      419,616       (934,725)       (703,149)
                                                -----------    -----------    ------------
Other income (expense):
  Investment income...........................      167,826        422,679         465,714
  Interest expense............................     (706,473)      (804,399)       (775,702)
                                                -----------    -----------    ------------
          Total other (expense)...............     (538,647)      (381,720)       (309,988)
                                                -----------    -----------    ------------
Loss before provision for income taxes........     (119,031)    (1,316,445)     (1,013,137)
Provision for income taxes....................       (7,160)            --              --
                                                -----------    -----------    ------------
Net loss......................................  $  (126,191)   $(1,316,445)   $ (1,013,137)
                                                ===========    ===========    ============
Basic and diluted net loss per share..........  $     (0.10)   $     (0.51)   $      (0.25)
                                                ===========    ===========    ============
Weighted average common shares outstanding....    1,272,048      2,578,421       4,106,364
                                                ===========    ===========    ============
Unaudited pro forma data (note 11):
  Basic and diluted net loss per share....................................
                                                                              ============
  Weighted average common shares outstanding..............................
                                                                              ============

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                               CONVERTIBLE
                             PREFERRED STOCK      PREFERRED STOCK
                                SERIES IV         $.01 PAR VALUE          COMMON STOCK       ADDITIONAL
                             ----------------   -------------------   --------------------     PAID-IN     ACCUMULATED
                             SHARES    AMOUNT    SHARES     AMOUNT      SHARES     AMOUNT      CAPITAL       DEFICIT
                             -------   ------   --------   --------   ----------   -------   -----------   -----------
Balance, December 31, 1994..  10,362    $104          --   $     --    1,251,632   $12,516   $ 6,185,088   $(6,617,363)
  Common stock issued for
    exercise of stock
    options.................      --      --          --         --       49,000       490       295,310           --
  Net loss..................      --      --          --         --           --        --            --      (126,191)
                             -------    ----    --------   --------   ----------   -------   -----------   -----------
Balance, December 31, 1995..  10,362     104          --         --    1,300,632    13,006     6,480,398    (6,743,554)
  Issuance costs of Series
    VI convertible and
    mandatorily redeemable
    preferred stock.........      --      --          --         --           --        --      (228,252)          --
  Common stock issued for
    acquisitions............      --      --          --         --    2,854,732    28,548     5,682,480           --
  Common stock repurchased
    and retired.............      --      --          --         --      (49,000)     (490)     (295,310)          --
  Net loss..................      --      --          --         --           --        --            --    (1,316,445)
                             -------    ----    --------   --------   ----------   -------   -----------   -----------
Balance, December 31, 1996..  10,362     104          --         --    4,106,364    41,064    11,639,316    (8,059,999)
  Net loss..................      --      --          --         --           --        --            --    (1,013,137)
                             -------    ----    --------   --------   ----------   -------   -----------   -----------
Balance, December 31, 1997..  10,362    $104          --   $     --    4,106,364   $41,064   $11,639,316   $(9,073,136)
                             =======    ====    ========   ========   ==========   =======   ===========   ===========


                                  TOTAL
                              STOCKHOLDERS'
                                 EQUITY
                              -------------
Balance, December 31, 1994..   $  (419,655)
  Common stock issued for
    exercise of stock
    options.................       295,800
  Net loss..................      (126,191)
                               -----------
Balance, December 31, 1995..      (250,046)
  Issuance costs of Series
    VI convertible and
    mandatorily redeemable
    preferred stock.........      (228,252)
  Common stock issued for
    acquisitions............     5,711,028
  Common stock repurchased
    and retired.............      (295,800)
  Net loss..................    (1,316,445)
                               -----------
Balance, December 31, 1996..     3,620,485
  Net loss..................    (1,013,137)
                               -----------
Balance, December 31, 1997..   $ 2,607,348
                               ===========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                              1995           1996           1997
                                                           -----------    -----------    -----------
Cash flows from operating activities:
  Net loss...............................................  $  (126,191)   $(1,316,445)   $(1,013,137)
  Adjustments to reconcile net loss to net cash from
    operating activities:
       Depreciation and amortization.....................    3,906,758      6,331,680     10,027,192
       Deferred tax provision (benefit)..................        7,160        (40,855)      (571,000)
       (Gain) loss on disposal of property...............         (871)            --        222,950
       Changes in operating assets and liabilities, net
         of acquisitions:
           Trade accounts receivable.....................    1,366,169       (498,438)    (2,291,426)
           Prepaid expenses and other assets.............     (217,430)       696,325        400,428
           Accounts payable..............................     (441,968)      (645,485)       545,912
           Accrued and other liabilities.................     (960,339)      (585,607)       177,180
           Other.........................................      104,384         69,686       (178,846)
                                                           -----------    -----------    -----------
              Total adjustments..........................    3,763,863      5,327,306      8,332,390
                                                           -----------    -----------    -----------
              Net cash from operating activities.........    3,637,672      4,010,861      7,319,253
                                                           -----------    -----------    -----------
Cash flows from investing activities:
  Capital expenditures...................................   (3,174,985)    (2,779,615)    (7,547,628)
  Proceeds from sale of property.........................       68,410             --             --
  Sale (purchase) of investments, net....................    2,399,928     (5,893,458)     2,173,006
  Preferred stock investment.............................           --             --     (1,200,000)
  Acquisition of businesses, net of stock issued and
    acquired.............................................   (1,825,000)   (21,394,551)    (1,921,389)
                                                           -----------    -----------    -----------
              Net cash from investing activities.........   (2,531,647)   (30,067,624)    (8,496,011)
                                                           -----------    -----------    -----------
Cash flows from financing activities:
  Repayments of short-term borrowings, net...............   (2,290,000)            --             --
  Common stock repurchased...............................           --       (295,800)            --
  Proceeds from sale of mandatorily redeemable preferred
    stock................................................           --     29,271,748             --
  Proceeds from exercise of stock options................      295,800             --             --
  Proceeds from (repayments of) long-term debt, net......    2,177,879     (1,885,086)    (2,681,139)
                                                           -----------    -----------    -----------
              Net cash from financing activities.........      183,679     27,090,862     (2,681,139)
                                                           -----------    -----------    -----------
Net change in cash and cash equivalents..................    1,289,704      1,034,099     (3,857,897)
Cash and cash equivalents, beginning of year.............    2,727,053      4,016,757      5,050,856
                                                           -----------    -----------    -----------
Cash and cash equivalents, end of year...................  $ 4,016,757    $ 5,050,856    $ 1,192,959
                                                           ===========    ===========    ===========
Supplemental cash flow information:
  Cash paid for interest.................................  $   650,165    $   688,034    $   830,485
                                                           ===========    ===========    ===========
  Cash paid for income taxes.............................  $    42,665    $        --    $   631,856
                                                           ===========    ===========    ===========
Supplemental disclosures of noncash investing and
  financing activities:
  Common stock issued in connection with acquisitions....  $        --    $ 5,711,028    $        --
                                                           ===========    ===========    ===========
  Notes issued in connection with acquisition............  $        --    $ 2,000,000    $        --
                                                           ===========    ===========    ===========
  Exchange of debt for preferred stock...................  $        --    $   500,000    $        --
                                                           ===========    ===========    ===========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1995, 1996 AND 1997
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The MRC Group, Inc., formerly MEDIFAX, Inc., and Subsidiary (collectively, the "Company") provides electronic medical transcription and document management services to the health care industry. The primary customers are hospitals, medical centers and other health care providers across the United States. Significant accounting and reporting policies are described below.

     The Company operates in an environment with many financial and operational risks including, but not limited to, a history of losses, intense competition, rapid technology changes, dependence on the health care industry and the ability to attract and retain qualified personnel.

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary from the date of acquisition. All significant intercompany transactions and balances have been eliminated.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results could differ from those estimates, revisions to estimates are made as better information becomes available.

  Cash Equivalents

     The Company considers all highly liquid short-term investments, including money market funds, with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

  Investments

     Investments held by the Company at December 31, 1996 and 1997 consisted primarily of investments in high-quality, fixed-income bonds with varying maturities and rates. At December 31, 1996 and 1997, these investments totaled $5,975,254, and $4,003,094, respectively, and are included in short-term and long-term investments in the accompanying consolidated balance sheets. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost.

  Financial Instruments

     Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The book value of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The fair values of the borrowings of long-term debt approximate book value based on the contractual fixed interest rates currently in effect and due to a considerable portion of the debt being subject to fluctuating market interest rates.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Equipment               Two to five years
Leasehold improvements  Lesser of lease term or useful life of asset
Furniture and fixtures  Five to seven years
Automobiles             Three to five years

     Depreciation expense for the years ended December 31, 1995, 1996 and 1997 was approximately $3,507,000, $4,467,000 and $6,104,000, respectively.

  Goodwill and Other Intangibles

     The Company has capitalized certain costs associated with various acquisitions, including goodwill, non-compete agreements and other intangible assets. Management regularly evaluates its accounting for goodwill. Impairment of goodwill would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. As of December 31, 1997, no revision to the remaining useful lives or write-down of intangible assets has been recorded.

  Preferred Stock Investment

     During 1997, the Company invested $1,200,000 for an approximate 10% preferred stock equity interest in Articulate Systems, Inc. The investment has been accounted for under the cost method of accounting.

  Stock-Based Compensation Plans

     The Company accounts for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In 1996, the Company adopted the disclosure option of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

  Revenue Recognition

     Fees for transcription-related services are based on contract rates, and revenue is recognized upon the rendering of services.

  Research and Development Costs

     Research and development costs are expensed as incurred. There were no research and development costs in 1995. Total research and development costs were approximately $450,000 and $550,000 in 1996 and 1997, respectively.

  Income Taxes

     The Company accounts for income taxes, using the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

  Per Share Data

     The Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share" in 1997. SFAS 128 requires the presentation of basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by all potential dilutive common shares that were outstanding during the period. Refer to Note 11 for discussion of pro forma basic and diluted earnings per share.

     For the purposes of the Company's diluted per share calculation, the effects of stock options, warrants, and convertible preferred stock are antidilutive and have been excluded. Weighted average common shares outstanding for the years ended December 31, 1995, 1996, and 1997 were 1,272,048, 2,578,421, and 4,106,364, respectively.

  Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

2. ACQUISITIONS

     In July 1996, the Company acquired all the outstanding stock of Medical Records Corp. The total purchase price of approximately $27,700,000 was financed with cash from debt, the issuance of Series VI Preferred Stock and the issuance of Common Stock. The acquisition has been accounted for as a purchase, and the results of Medical Records Corp., a wholly owned subsidiary of the Company, were included in the accompanying consolidated financial statements from the date of the acquisition. In connection with the acquisition, the Company assumed certain acquisition-related liabilities from Medical Records Corp. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. The allocation resulted in goodwill and other intangible assets of approximately $33,014,800, which are being amortized over lives of 1.5 to 40 years.

     The unaudited results of operations of the Company for the year ended December 31, 1996 on a pro forma basis as though Medical Records Corp. had been acquired as of the beginning of 1996 are as follows:

Revenues....................................    $99,273,800
Operating loss..............................     (3,948,600)
Net loss....................................     (4,675,700)
Net loss per share..........................    $     (1.13)

     During 1997, the Company acquired the assets of two entities and the stock of one entity for cash of approximately $1.9 million plus the assumption of certain liabilities.

     Each of the 1997 acquisitions was accounted for as a purchase, and the results of operations are included in the accompanying consolidated financial statements from the date of acquisition. The allocation of the purchase prices resulted in approximately $1,797,600 of intangibles, primarily non-

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

compete covenants, customer lists and goodwill. The intangibles are being amortized over periods ranging from four to 40 years.

     All of these acquisitions contain certain contingent purchase price agreements which are payable based upon the results of the operations of the Company. Pro forma information is not presented for the 1997 acquisitions, as these acquisitions are not significant.

3. PROPERTY AND EQUIPMENT

     Property and equipment and related accumulated depreciation are summarized as follows:

                                                    1996           1997
                                                 -----------    -----------
Equipment......................................  $20,149,055    $22,624,014
Leasehold improvements.........................      754,643      1,005,699
Furniture and fixtures.........................      802,233      1,399,557
Automobiles....................................       49,415         56,451
                                                 -----------    -----------
                                                  21,755,346     25,085,721
Less accumulated depreciation..................  (10,047,176)   (11,779,708)
                                                 -----------    -----------
                                                 $11,708,170    $13,306,013
                                                 ===========    ===========

     Included in equipment is property under capital leases of $2,377,786 at December 31, 1996 and 1997 with accumulated depreciation of $496,391 and $1,607,476 at December 31, 1996 and 1997, respectively.

     In 1995, the Company evaluated the remaining estimated useful lives of certain equipment, including dictation equipment and related software. As a result, the remaining lives of these assets were shortened which resulted in an increase in depreciation expense of $740,735 in 1995.

     Maintenance and repair expenditures which are not considered betterments and do not extend the useful life of the property are charged to expense as incurred.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

     In connection with the acquisitions discussed in Note 2, the Company recorded goodwill and other intangible assets. The components of these amounts at December 31, 1996 and 1997 are as follows:

                                             LIVES          1996           1997
                                             -----       -----------    -----------
                                           (IN YEARS)
Noncompete agreements....................    1.5-4       $ 3,305,000    $ 3,405,000
Software.................................        3            37,800         37,800
Employee base............................        5         2,439,000      2,514,000
Customer lists...........................    10-20         4,908,300      5,033,300
Goodwill.................................       40        28,778,152     30,413,259
                                                         -----------    -----------
Total....................................                 39,468,252     41,403,359
Less accumulated amortization............                 (2,264,703)    (6,188,502)
                                                         -----------    -----------
                                                         $37,203,549    $35,214,857
                                                         ===========    ===========

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

     Amortization expense totaled approximately $400,000, $1,865,000 and $3,923,000 in 1995, 1996 and 1997, respectively.

5. ACCRUED LIABILITIES

     Accrued liabilities at December 31, 1996 and 1997 consists of the following:

                                                      1996          1997
                                                   ----------    ----------
Accrued payroll and related taxes................  $3,310,546    $3,693,813
Acquisition and accrued restructuring costs......   3,006,071     3,027,981
Other............................................     372,379     1,258,476
                                                   ----------    ----------
                                                   $6,688,996    $7,980,270
                                                   ==========    ==========

6. LONG-TERM DEBT AND LINE OF CREDIT

     Total long-term debt at December 31, 1996 and 1997 consists of the following:

                                                     1996           1997
                                                  -----------    ----------
Note payable repaid in January 1998.............  $   979,375    $  500,000
Note payable to bank (a)........................    6,650,000     5,250,000
Capital lease obligations (Note 8)..............    2,138,045     1,210,163
Note payable to former shareholders of Medical
  Records Corp. (b).............................    2,000,000     2,000,000
Other...........................................      135,675        76,247
                                                  -----------    ----------
                                                   11,903,095     9,036,410
Less current portion............................    3,694,254     2,852,198
                                                  -----------    ----------
                                                  $ 8,208,841    $6,184,212
                                                  ===========    ==========

---------------

(a) In connection with the acquisition of Medical Records Corp., the Company entered into a note agreement with a bank. The note was for $7,000,000 with an interest rate of LIBOR plus 1.65%, which totals approximately 7.3% at December 31, 1997. The note is secured by substantially all of the Company's assets. The agreement requires that the Company pay interest quarterly along with equal monthly principal payments of $117,000 through September 2001. The note requires the Company to maintain certain financial covenants, including a minimum net income covenant. The Company was either in compliance or had obtained the necessary waivers relating to the restrictive covenants at December 31, 1997.

(b) In connection with the acquisition of Medical Records Corp., the Company issued seven year, 8% unsecured notes to former shareholders of Medical Records Corp. for $2,000,000. The notes require the Company to pay interest quarterly, with annual principal payments of $500,000 beginning in July 2000.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

     Future maturities of long-term debt as of December 31, 1997 are as follows:

1998.........................................    $2,852,198
1999.........................................     1,636,541
2000.........................................     1,964,004
2001.........................................     1,576,758
2002.........................................       506,909
2003.........................................       500,000
                                                 ----------
                                                 $9,036,410
                                                 ==========

     At December 31, 1997, the Company has a line of credit agreement which expires on June 30, 1998 with the same bank under which it can borrow up to $10,000,000 with an interest rate of LIBOR plus 1.25%. The line of credit is secured by substantially all of the Company's assets. No amounts were outstanding under the line of credit at December 31, 1996 and 1997.

7. MANDATORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

  Convertible and Mandatorily Redeemable Preferred Stock

     The Company has authorized 345,902 shares of $.01 par value, convertible and mandatorily redeemable preferred stock.

  Series V Convertible and Mandatorily Redeemable Preferred Stock

     The Company has issued 45,902 shares of Series V Preferred Stock at $381.10 per share to an investment limited partnership and several related purchasers. Each share is convertible into 63.128653 shares of Common Stock.

     If not previously converted, the Company is required to redeem one-fourth of the shares of the Series V Preferred Stock in July 2001, one-third of the remaining outstanding shares in July 2002, one-half of the remaining shares in July 2003, and all remaining outstanding shares in July 2004. However, the Company may redeem any or all Series V Preferred Stock at any time after July 1, 2000 by paying $381.10 per share.

     The holders of Series V Preferred Stock vote together with the holders of all series of preferred stock and Common Stock and are entitled to one vote for each share of Common Stock which would be issuable upon conversion.

     In the event of liquidation, the Series V Preferred Stockholders are entitled to receive $381.10 for each share on parity with the Series IV and Series VI Preferred Stockholders.

     In the event of a sale of the Company or a merger in which the present shareholders control less than 50% of the resulting company, the Company is required to redeem the shares of any Series V Preferred Stockholders so requesting at a redemption price of $381.10 per share.

     In the event of any initial public offering with gross proceeds to the Company in excess of $10,000,000 and a per share initial public offering price in excess of five times the Series V conversion price (or proceeds in excess of $25,000,000 and a per share initial public offering price in excess of 1.333 times the Series V conversion price if the initial public offering occurs on or

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

before June 30, 1999), or based on other defined criteria, the Company may require the conversion of all Series V Preferred Stock at the conversion ratio then in effect.

  Series VI Convertible and Mandatorily Redeemable Preferred Stock

     The Company has issued 300,000 shares of Series VI Preferred Stock at $100 per share. Each share is convertible into 12.944589 shares of Common Stock.

     If not previously converted, the Company is required to redeem one-fourth of the shares of the Series VI Preferred Stock in July 2001, one-third of the remaining outstanding shares in July 2002, one-half of the remaining shares in July 2003, and all remaining outstanding shares in July 2004. However, the Company may redeem any or all Series VI Preferred Stock at any time after July 1, 2000 by paying $100 per share.

     The holders of Series VI Preferred Stock vote together with the holders of all series of preferred stock and Common Stock and are entitled to one vote for each share of Common Stock which would be issuable upon conversion.

     In the event of liquidation, the Series VI Preferred Stockholders are entitled to receive $100 for each share on parity with the Series IV and Series V Preferred Stockholders.

     In the event of a sale of the Company or a merger in which the present shareholders control less than 50% of the resulting company, the Company is required to redeem the shares of any Series VI Preferred Stockholders so requesting at a redemption price of $100 per share.

     In the event of any initial public offering with gross proceeds to the Company in excess of $25,000,000 and a per share initial public offering price in excess of 3.733 times the Series VI conversion price (or proceeds in excess of $25,000,000 and a per share initial public offering price in excess of 1.333 times the Series VI conversion price if the initial public offering occurs on or before June 30, 1999), or based on other defined criteria, the Company may require the conversion of all Series VI Preferred Stock at the conversion ratio then in effect.

  Convertible Preferred Stock

     The Company has authorized 10,362 shares of $.01 par value convertible preferred stock.

  Series IV Convertible Preferred Stock

     The Company has issued 10,362 shares of Series IV Preferred Stock. Each outstanding share of this preferred stock issue is convertible into 46.419387 shares of Common Stock.

     The holders of Series IV Preferred Stock vote together with holders of all series of preferred stock and Common Stock and are entitled to one vote for each share of Common Stock which would be issuable upon conversion.

     In the event of liquidation, the Series IV Preferred Stockholders are entitled to receive $381.10 for each share on parity with the Series V and Series VI Preferred Stockholders.

     In the event of a sale of the Company or a merger in which the present shareholders control less than 50% of the resulting company, the Company is required to redeem the shares of any Series IV Preferred Stockholders so requesting at a redemption price of $381.10 per share.

     The Company may redeem any or all Series IV Preferred Stock at any time after July 1, 2000 by paying $381.10 per share.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

     In the event of an initial public offering with gross proceeds to the Company in excess of $10,000,000 and a per share initial public offering price in excess of five times the Series IV conversion price (or proceeds in excess of $25,000,000 and a per share initial public offering price in excess of 1.333 times the Series IV conversion price if the initial public offering occurs on or before June 30, 1999), or based on other defined criteria, the Company may require the conversion of all Series IV Preferred Stock at the conversion ratio then in effect.

  Common Stock

     During 1996, the Company issued 2,854,293 shares of Common Stock as part of the acquisition of Medical Records Corp. and repurchased 49,000 shares at $6.04 per share from a stockholder under an agreement reached in 1995. The purchase price was at the estimated fair value at the time of the agreement. Under the provisions of the agreement for a previous acquisition, 439 shares were also issued to the former sole shareholder of the acquired company during 1996.

  Common Stock Warrants

     During 1996, 5,596 warrants to purchase 157,395 shares of Common Stock expired and no new warrants were issued. On December 31, 1997, warrants exercisable for up to 262,629 shares of Common Stock at exercise prices from $9.07 to $10.00 remain outstanding and expire in July 1998.

  Common Stock Options

     The Company has reserved 4,000,000 shares of Common Stock for issuance under its Amended and Restated 1992 Employee Stock Option Plan (the "Plan"). The options have been granted at amounts equal to or in excess of the fair market value of the Company's Common Stock as determined by the board of directors. The options vest over periods ranging from the date of grant to five years as determined by the board of directors at the date of grant. As of December 31, 1997, the Company had 1,049,611 shares outstanding under the Plan and 2,901,389 shares available for grant.

     The board of directors also has issued options in addition to those issued under the Plan. The number of shares that may be granted under this arrangement has not been limited. These options have been granted at amounts equal to or in excess of the fair market value of the Company's Common Stock as determined by the board of directors. The options vest over periods ranging from the date of grant to ten years as determined by the board of directors at the date of grant. As of December 31, 1997, the board of directors had granted 877,462 shares under this arrangement.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

     Information relating to the Company's outstanding option plans is as follows:

                                                                                   WEIGHTED
                                                                                   AVERAGE
                                                        TOTAL         OPTION       EXERCISE
                                                       OPTIONS        PRICE         PRICE
                                                      ---------    ------------    --------
    Shares under option at December 31, 1994........    885,896    $6.04-$10.00     $9.41
    Granted.........................................    893,382       6.04-9.19      6.41
    Forfeited/canceled..............................   (855,446)     9.19-10.00      9.20
    Exercised.......................................    (49,000)           6.04      6.04
                                                      ---------
    Shares under option at December 31, 1995........    874,832       6.04-9.19      6.37
    Granted.........................................    961,451       6.13-7.73      7.44
    Forfeited/canceled..............................    (89,075)      6.13-9.19      6.23
                                                      ---------
    Shares under option at December 31, 1996........  1,747,208       6.04-9.19      6.97
    Granted.........................................    314,020            7.73      7.73
    Forfeited/canceled..............................   (134,155)      6.13-9.19      6.91
                                                      ---------
    Shares under option at December 31, 1997........  1,927,073       6.04-9.19      7.07
                                                      =========
    Options exercisable at December 31, 1997........  1,004,438    $ 6.04-$9.19     $6.71
                                                      =========

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which defines a fair value-based method of accounting for an employee stock option plan or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in the statement had been applied.

     The Company has elected to account for its stock-based compensation plan under APB Opinion No. 25. The Company has computed for pro forma disclosure purposes the value of all options granted during 1995 to 1997 using the Black-Scholes option pricing model using the following weighted average assumptions for grants in 1996 and 1997:

Risk-free interest rate          5.5%-7.0%
Expected dividend yield          0%
Expected lives                   7-10 years
Expected volatility              0%

     The total value of the options granted during the years ended December 31, 1995, 1996, and 1997 was computed as approximately $792,000, $2,203,600 and
$704,000 respectively, which would be amortized over the vesting period of the options. If the Company had accounted for these plans

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

in accordance with SFAS 123, the Company's reported pro forma net loss and pro forma net loss per share for the years ended December 31, 1995, 1996 and 1997 would have been as follows:

                                     1995          1996           1997
                                   ---------    -----------    -----------
Pro forma net loss:
  As reported in the financial
     statements..................  $(126,191)   $(1,316,445)   $(1,013,137)
  In accordance with SFAS 123....   (646,919)    (2,291,289)    (1,838,650)
Pro forma basic and diluted net
  loss per share:
  As reported in the financial
     statements..................  $   (0.10)   $     (0.51)   $     (0.25)
  In accordance with SFAS 123....      (0.51)         (0.89)         (0.45)

8. COMMITMENTS AND CONTINGENCIES

  Leases

     The Company is obligated under noncancellable operating leases for office space and equipment. Total rental expense under operating leases was approximately $1,542,000, $3,612,000 and $2,768,000 for the years ended December 31, 1995, 1996 and 1997, respectively. The Company also has certain equipment under capital leases with initial terms ranging from 46 to 60 months. Future minimum payments under capital and operating leases are as follows:

                                                    CAPITAL      OPERATING
                                                     LEASES        LEASES
                                                   ----------    ----------
Year ending December 31:
  1998...........................................  $1,011,000    $2,991,000
  1999...........................................     241,000     2,586,000
  2000...........................................      52,000     1,952,000
  2001...........................................       7,163     1,104,000
  2002...........................................          --       435,000
  2003 and thereafter............................          --        10,000
                                                   ----------    ----------
Total minimum lease payments.....................   1,311,163    $9,078,000
                                                                 ==========
  Less-Portion representing interest.............     101,000
                                                   ----------
Present value of future minimum lease payments...  $1,210,163
                                                   ==========

  Litigation Contingencies

     The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business. The amount of potential liability with respect to these actions is not expected to materially affect the financial position or results of operations of the Company.

9. INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires, among other things, the determination of deferred income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rates to apply to taxable income in the period in which the deferred tax asset or liability is expected to be settled or realized.

     The Company's net operating loss carryforwards for tax purposes total approximately $441,200 at December 31, 1997 and expire through 2011 unless utilized. The Company also has alternative minimum tax credit carryforwards of $161,855 at December 31, 1997.

     The net deferred taxes recorded in the consolidated balance sheets are as follows at December 31, 1996 and 1997:

                                             1996                         1997
                                   -------------------------    -------------------------
                                    CURRENT      NONCURRENT      CURRENT      NONCURRENT
                                   ----------    -----------    ----------    -----------
Deferred tax assets:
  Restructuring and acquisition
     costs.......................  $  119,354    $        --    $  602,365    $        --
  Accruals not currently
     deductible..................     763,874             --     1,068,872        196,708
  Net operating loss
     carryforwards...............   1,000,000        964,204       176,494             --
  Alternative minimum tax credit
     carry-forwards..............      40,855             --       161,855             --
  Other..........................     324,853        146,437       120,590        109,270
                                   ----------    -----------    ----------    -----------
       Subtotal..................   2,248,936      1,110,641     2,130,176        305,978
                                   ----------    -----------    ----------    -----------
Deferred tax liabilities:
  Depreciation...................          --       (499,773)           --       (315,434)
  Intangible amortization........          --     (3,424,200)           --     (2,297,651)
  Other..........................          --     (1,253,589)           --     (1,171,054)
                                   ----------    -----------    ----------    -----------
       Subtotal..................          --     (5,177,562)           --     (3,784,139)
                                   ----------    -----------    ----------    -----------
Net deferred tax assets
  (liabilities) before valuation
  allowance......................   2,248,936     (4,066,921)    2,130,176     (3,478,161)
Valuation allowance..............          --       (439,000)     (338,000)            --
                                   ----------    -----------    ----------    -----------
Net deferred tax assets..........  $2,248,936    $(4,505,921)   $1,792,176    $(3,478,161)
                                   ==========    ===========    ==========    ===========

     The Company's provision (benefit) for income taxes for the years ended December 31, 1995, 1996 and 1997 is as follows:

                                                              1995       1996        1997
                                                             ------    --------    ---------
            Federal -- current.............................  $   --    $ 40,855    $ 116,000
                     -- deferred...........................   7,160     (40,855)    (571,000)
            State and local................................      --          --      455,000
                                                             ------    --------    ---------
                                                             $7,160    $     --    $      --
                                                             ======    ========    =========

                       THE MRC GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1995, 1996 AND 1997

     The Company's consolidated income tax provision (benefit) for the years ended December 31, 1995, 1996 and 1997 differs from that computed based strictly on the statutory federal income tax rate as follows:

                                                         1995        1996         1997
                                                       --------    ---------    ---------
Income tax benefit at federal statutory income tax
  rate...............................................  $(40,471)   $(447,591)   $(344,353)
State income taxes, net of federal income tax
  benefit............................................    (4,761)     (52,658)     (50,640)
Permanent differences and other......................    52,392      134,790      495,993
Change in valuation allowance........................        --      365,459     (101,000)
                                                       --------    ---------    ---------
Income tax provision.................................  $  7,160    $      --    $      --
                                                       ========    =========    =========

10. EMPLOYEE BENEFIT PLANS

     The Company has two defined contribution 401(k) plans, covering substantially all employees. Eligible employees of the Company may contribute certain amounts of their annual compensation. During 1995, 1996 and 1997 the Company made matching contributions to the plans of $142,000, $171,000 and $117,000 respectively.

     The Company does not provide any other retirement, postretirement or postemployment benefits to its employees.

11. UNAUDITED PRO FORMA DATA

     The unaudited pro forma data set forth in the consolidated statements of operations present pro forma basic and diluted earnings per share, and pro forma weighted average common shares outstanding for 1997 assuming (i) all of the Company's Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock had been converted to Common Stock based on the conversion ratios outlined in Note 7 as of the beginning of the stated period presented;
(ii) the issuance of Common Stock by the Company in the Offering discussed in
Note 12 as of the beginning of the stated period presented; and (iii) the application of net proceeds to reduce interest expense on debt expected to be repaid with the proceeds of the Offering.

12. SUBSEQUENT EVENTS

     In March 1998, the Company acquired the assets and assumed certain liabilities of Transcription Concepts, Inc. for an aggregate consideration of $1,420,000 which was funded from operations. The acquisition was accounted for as a purchase.

     In June 1998, the Company filed a Registration Statement relating to the initial public offering of its Common Stock (the "Offering"). The net proceeds to the Company will be used to pay debt and for working capital and general corporate purposes. Prior to the Offering, the Company intends to reincorporate in the State of Delaware and to change its capital structure. The significant changes include: (i) a reverse Common Stock split based on a 0.7 to 1.0 ratio, and a corresponding adjustment to all option shares and prices, warrant shares and prices and preferred stock conversion rates; (ii) an increase in its authorized Common Stock to 100,000,000; (iii) creation of 300,000 newly authorized, undesignated Preferred Stock, $.01 par value; and (iv) an increase in the number of shares of Common Stock reserved for issuance upon exercise of options granted under the Plan discussed in Note 7 to 4,000,000 shares. The accompanying Consolidated Financial Statements reflect these changes. Effective upon closing of the Offering, all issued preferred stock will be converted into Common Stock under the terms set forth in Note 7.

     After the reorganization transaction discussed in Note 12 to The MRC Group, Inc. and Subsidiary's consolidated financial statements is effected, we expect to be in a position to render the following audit report.

                                          Arthur Andersen LLP
Cleveland, Ohio,
June 23, 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of The MRC Group, Inc.:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of The MRC Group, Inc. and Subsidiary included in this Form S-1 Registration Statement, and have issued our report thereon dated March 3, 1998. Our audits were made for the purpose of forming an opinion on those financial statements taken as a whole. The schedule on page F-20 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Cleveland, Ohio,
            , 1998

                       THE MRC GROUP, INC. AND SUBSIDIARY

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                           BALANCE AT    CHARGED TO                                    BALANCE AT
                           BEGINNING     COSTS AND       CHARGED TO                      END OF
                           OF PERIOD      EXPENSES     OTHER ACCOUNTS    WRITE-OFFS      PERIOD
                           ----------    ----------    --------------    ----------    ----------
Allowance for doubtful
  accounts
  Year ended December 31,
     1995................   $321,934      $425,082       $      --        $297,268      $449,748
  Year ended December 31,
     1996................    449,748       364,812          64,000(a)      164,190       714,370
  Year ended December 31,
     1997................    714,370       539,000              --         434,152       819,218

---------------

(a) Related to purchase accounting adjustment in connection with the Medical Records Corp. acquisition.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                      DECEMBER 31, 1997 AND MARCH 31, 1998

                                                                 ACTUAL            ACTUAL          PRO FORMA
                                                              DEC. 31, 1997    MARCH 31, 1998    MARCH 31, 1998
                                                              -------------    --------------    --------------
                                                                                                    (NOTE 3)
                                                                (AUDITED)       (UNAUDITED)       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 1,192,959      $ 2,963,682       $ 2,963,682
  Short-term investments....................................     4,003,094        2,976,749         2,976,749
  Trade accounts receivable, less allowance for doubtful
    accounts of $819,218 and $906,032 in 1997 and 1998,
    respectively............................................    18,305,630       18,086,313        18,086,313
  Deferred tax asset........................................     1,792,176        1,779,562         1,779,562
  Prepaid expenses and other current assets.................        91,435          203,043           203,043
                                                               -----------      -----------       -----------
         Total current assets...............................    25,385,294       26,009,349        26,009,349
                                                               -----------      -----------       -----------
Property and equipment, net.................................    13,306,013       13,403,661        13,403,661
Other assets:
  Goodwill and other intangible assets, net.................    35,214,857       35,959,053        35,959,053
  Preferred stock investment................................     1,200,000        1,200,000         1,200,000
  Other.....................................................       362,972          278,993           278,993
                                                               -----------      -----------       -----------
         Total other assets.................................    36,777,829       37,438,046        37,438,046
                                                               -----------      -----------       -----------
         Total assets.......................................   $75,469,136      $76,851,056       $76,851,056
                                                               ===========      ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................   $ 2,852,198      $ 2,228,361       $ 2,228,361
  Accounts payable                                               4,288,695        3,682,648         3,682,648
  Accrued liabilities.......................................     7,980,270       10,688,291        10,688,291
                                                               -----------      -----------       -----------
         Total current liabilities..........................    15,121,163       16,599,300        16,599,300
                                                               -----------      -----------       -----------
Long-term liabilities:
  Long-term debt............................................     6,184,212        5,639,468         5,639,468
  Deferred tax liability....................................     3,478,161        3,375,547         3,375,547
  Other.....................................................       585,000          438,750           438,750
                                                               -----------      -----------       -----------
         Total long-term liabilities........................    10,247,373        9,453,765         9,453,765
                                                               -----------      -----------       -----------
Commitments and contingencies
Mandatorily redeemable preferred stock:
  Convertible preferred stock, $.01 par value; 345,902
    shares authorized in 1997 and 1998:
    Series V convertible and mandatorily redeemable
      preferred stock, 45,902 shares issued and outstanding
      (liquidation preference $17,493,252); none issued, pro
      forma.................................................    17,493,252       17,493,252                --
    Series VI convertible and mandatorily redeemable
      preferred stock, 300,000 shares issued and outstanding
      (liquidation preference $30,000,000); none issued, pro
      forma.................................................    30,000,000       30,000,000                --
Stockholders' equity:
  Convertible preferred stock, $.01 par value; 10,362 shares authorized in 1997 and 1998:
    Series IV convertible preferred stock, 10,362 shares
      issued and outstanding (liquidation preference
      $3,948,958); none issued, pro forma...................           104              104                --
  Preferred Stock, $.01 par value; 300,000 shares
    authorized, none issued and outstanding.................            --               --                --
  Common Stock, $.01 par value; 100,000,000 shares
    authorized 4,106,364 issued and outstanding in 1997 and
    1998; 11,368,471 issued pro forma.......................        41,064           41,064           113,685
  Additional paid-in capital................................    11,639,316       11,774,069        59,194,804
  Accumulated deficit.......................................    (9,073,136)      (8,510,498)       (8,510,498)
                                                               -----------      -----------       -----------
         Total stockholders' equity.........................     2,607,348        3,304,739        50,797,991
                                                               -----------      -----------       -----------
         Total liabilities and stockholders' equity.........   $75,469,136      $76,851,056       $76,851,056
                                                               ===========      ===========       ===========

     The accompanying notes to condensed consolidated financial statements are an integral part of these balance sheets.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

               FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998

                                                                 1997           1998
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Net revenues................................................  $26,094,553    $29,410,469
Cost of revenues............................................   21,040,049     23,620,237
                                                              -----------    -----------
Gross profit................................................    5,054,504      5,790,232
Selling, general and administrative expenses................    2,620,119      2,623,192
Depreciation and amortization...............................    2,292,492      2,110,211
                                                              -----------    -----------
Operating income............................................      141,893      1,056,829
Other (expense):
  Interest (expense), net...................................      (77,956)       (62,653)
                                                              -----------    -----------
          Total other (expense).............................      (77,956)       (62,653)
                                                              -----------    -----------
Income before provision for income taxes....................       63,937        994,176
Provision for income taxes..................................      107,265        431,538
                                                              -----------    -----------
Net income (loss)...........................................  $   (43,328)   $   562,638
                                                              ===========    ===========
Basic net income (loss) per share...........................  $     (0.01)   $      0.14
                                                              ===========    ===========
Diluted net income (loss) per share.........................  $     (0.01)   $      0.05
                                                              ===========    ===========
Basic weighted average common shares outstanding............    4,106,364      4,106,364
                                                              ===========    ===========
Diluted weighted average common shares outstanding..........           --     12,048,948
                                                              ===========    ===========
Unaudited pro forma data (note 3):
  Basic net income (loss) per share.........................
  Diluted net income (loss) per share.......................
  Basic weighted average common shares outstanding..........
  Diluted weighted average common shares outstanding........

     The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    FOR THE YEAR ENDED DECEMBER 31, 1997 AND
                     THE THREE MONTHS ENDED MARCH 31, 1998

                         CONVERTIBLE
                       PREFERRED STOCK    PREFERRED STOCK
                          SERIES IV        $.01 PAR VALUE       COMMON STOCK       ADDITIONAL                      TOTAL
                       ----------------   ----------------   -------------------     PAID-IN     ACCUMULATED   STOCKHOLDERS'
                       SHARES   AMOUNT    SHARES   AMOUNT     SHARES     AMOUNT      CAPITAL       DEFICIT        EQUITY
                       ------   -------   ------   -------   ---------   -------   -----------   -----------   -------------
Balance, December 31,
  1996...............  10,362   $   104       --   $    --   4,106,364   $41,064   $11,639,316   $(8,059,999)   $ 3,620,485
  Net loss...........      --        --       --        --          --        --            --   (1,013,137)     (1,013,137)
                       ------   -------   ------   -------   ---------   -------   -----------   -----------    -----------
Balance, December 31,
  1997...............  10,362       104       --        --   4,106,364    41,064    11,639,316   (9,073,136)      2,607,348
  Compensation
    expense for stock
    options
    (unaudited)......      --        --       --        --          --        --       134,753           --         134,753
  Net income
    (unaudited)......      --        --       --        --          --        --            --      562,638         562,638
                       ------   -------   ------   -------   ---------   -------   -----------   -----------    -----------
Balance, March 31,
  1998 (unaudited)...  10,362   $   104       --   $    --   4,106,364   $41,064   $11,774,069   $(8,510,498)   $ 3,304,739
                       ======   =======   ======   =======   =========   =======   ===========   ===========    ===========

     The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                UNAUDITED CONSOLDIATED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998

                                                                 1997          1998
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $   (43,328)  $   562,638
  Adjustments to reconcile net income (loss) to net cash
     from operating activities:
       Depreciation and amortization........................    2,292,492     2,110,211
       Compensation expense for stock options...............           --       134,753
       Deferred tax provision (benefit).....................      767,736       (90,000)
       Loss on disposal of property.........................       29,938            --
       Changes in operating assets and liabilities, net of
          acquisitions:
          Trade accounts receivable.........................   (1,771,187)      334,781
          Prepaid expenses and other assets.................      142,684        (9,447)
          Accounts payable..................................      400,348      (606,047)
          Accrued and other liabilities.....................     (517,232)    2,461,771
                                                              -----------   -----------
            Total adjustments...............................    1,344,779     4,336,022
                                                              -----------   -----------
            Net cash from operating activities..............    1,301,451     4,898,660
                                                              -----------   -----------
Cash flows from investing activities:
  Capital expenditures......................................   (1,908,479)   (1,661,628)
  Sale of investments, net..................................    1,984,235     1,026,345
  Acquisition of businesses, net of stock issued and
     acquired...............................................   (1,725,676)   (1,820,324)
                                                              -----------   -----------
            Net cash from investing activities..............   (1,649,920)   (2,455,607)
                                                              -----------   -----------
Cash flows from financing activities:
  Repayments of long-term debt, net.........................     (596,182)     (672,330)
                                                              -----------   -----------
            Net cash from financing activities..............     (596,182)     (672,330)
                                                              -----------   -----------
Net change in cash and cash equivalents.....................     (944,651)    1,770,723
Cash and cash equivalents, beginning of year................    5,050,856     1,192,959
                                                              -----------   -----------
Cash and cash equivalents, end of year......................  $ 4,106,205   $ 2,963,682
                                                              ===========   ===========
Supplemental cash flow information:
  Cash paid for interest....................................  $   210,671   $   158,264
                                                              ===========   ===========
  Cash paid for income taxes................................  $    20,500   $   139,806
                                                              ===========   ===========

     The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                       THE MRC GROUP, INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                            MARCH 31, 1997 AND 1998
                                  (UNAUDITED)
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The MRC Group, Inc., formerly MEDIFAX, Inc. and Subsidiary (collectively, the "Company") provides electronic medical transcription and document management services to the health care industry. The primary customers are hospitals, medical centers across the United States. Significant accounting and reporting policies are described below.

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated.

     The accompanying interim consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles. In the opinion of management, the accompanying consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been incorporated herein.

     For purposes of these interim consolidated financial statements, certain information and disclosures normally included in annual consolidated financial statements have been omitted. These unaudited consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto at December 31, 1995, 1996 and 1997.

2. ACQUISITIONS

     During 1997, the Company acquired the assets of two entities and the stock of one entity for cash of approximately $1.9 million plus the assumption of certain liabilities.

     In March 1998, the Company acquired the assets and assumed certain liabilities of Transcription Concepts, Inc. for an aggregate consideration of approximately $1.4 million, which was funded from operations.

     All of the above acquisitions were accounted for as purchases, and the results of operations are included in the accompanying consolidated financial statements from the date of acquisition.

     All of these acquisitions, excluding the 1998 acquisition, contain certain contingent purchase price agreements which are payable based upon the results of the operations of the Company.

3. UNAUDITED PRO FORMA DATA

     The unaudited pro forma data set forth in the consolidated balance sheet and consolidated statements of operations presents pro forma basic and diluted earnings per share, and pro forma weighted average common shares outstanding assuming all of the Company's Series IV Preferred Stock, Series V Preferred Stock and Series VI Preferred Stock had been converted to Common Stock based on specified conversion ratios as of the beginning of the stated periods presented. For earnings per share pro forma calculation purposes, it also assumes the issuance of Common Stock in the Offering discussed in Note 4 as of the beginning of the stated periods presented and the application of net proceeds to reduce interest expense on debt to be repaid with the proceeds of the Offering.

                       THE MRC GROUP, INC. AND SUBSIDIARY

                            MARCH 31, 1997 AND 1998
                                  (UNAUDITED)

4. SIGNIFICANT SUBSEQUENT EVENTS

     In June 1998, the Company filed a Registration Statement relating to the initial public offering of its Common Stock (the "Offering"). The net proceeds to the Company will be used to pay debt and for working capital and general corporate purposes. Prior to the Offering, the Company intends to reincorporate in the State of Delaware and to change its capital structure. The significant changes include (i) a reverse Common Stock split based on a 0.7 to 1.0 ratio, and a corresponding adjustment to all option shares and prices, warrant shares and prices and preferred stock conversion rates; (ii) an increase in its authorized Common Stock to 100,000,000 shares; (iii) creation of 300,000 shares of newly authorized, undesignated preferred stock, $.01 par value; and (iv) an increase in the number of shares of Common Stock reserved for issuance upon exercise of options granted under the Company's stock option plan to 4,000,000 shares. The accompanying consolidated financial statements reflect these changes. Effective upon closing of the Offering, all issued preferred stock will be converted into Common Stock under its specified terms.

                          INDEPENDENT AUDITORS' REPORT

TO MEDICAL RECORDS CORP. AND AFFILIATE

     We have audited the accompanying restated combined statements of income, stockholders' equity, and cash flows of Medical Records Corp. and Affiliate for the year ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the accompanying restated combined financial statements referred to above present fairly, in all material respects, the results of operations, stockholders' equity, and cash flows for Medical Records Corp. and Affiliate for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

SKODA, MINOTTI, REEVES & CO.

February 16, 1996
(except for Note 2, as to which the date is May 26, 1998)

                      MEDICAL RECORDS CORP. AND AFFILIATE

                   COMBINED STATEMENT OF INCOME (AS RESTATED)

                      FOR THE YEAR ENDED DECEMBER 31, 1995

Net revenues................................................    $42,602,194
Cost of revenues............................................     27,191,643
                                                                -----------
Gross profit................................................     15,410,551
Selling, general and administrative expenses................     13,024,066
Depreciation and amortization...............................      1,765,625
                                                                -----------
Operating income............................................        620,860
Interest expense (net of interest income of $9,544).........        307,679
                                                                -----------
Net income..................................................    $   313,181
                                                                ===========

   The accompanying notes are an integral part of these combined statements.

                      MEDICAL RECORDS CORP. AND AFFILIATE

            COMBINED STATEMENT OF STOCKHOLDERS' EQUITY (AS RESTATED)

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                           NO PAR VOTING    NO PAR NON-VOTING
                           COMMON STOCK,      COMMON STOCK,
                             STATED AT          STATED AT       ADDITIONAL                    TOTAL
                          ---------------   -----------------    PAID-IN      RETAINED    STOCKHOLDERS'
                          SHARES   AMOUNT   SHARES    AMOUNT     CAPITAL      EARNINGS       EQUITY
                          ------   ------   -------   -------   ----------   ----------   -------------
Balance, January 1,
  1995..................  278.45   $1,432        --   $    --    $178,840    $4,598,936    $4,779,208
Capital contributions...      --      --         --        --     400,000            --       400,000
Issuance of shares......      --      --    5290.55        --          --            --            --
Stockholders'
  distributions.........      --      --         --        --          --      (409,121)     (409,121)
Net income..............      --      --         --        --          --       313,181       313,181
                          ------   ------   -------   -------    --------    ----------    ----------
Balance, December 31,
  1995..................  278.45   $1,432   5290.55   $    --    $578,840    $4,502,996    $5,083,268
                          ======   ======   =======   =======    ========    ==========    ==========

   The accompanying notes are an integral part of these combined statements.

                      MEDICAL RECORDS CORP. AND AFFILIATE

                 COMBINED STATEMENT OF CASH FLOWS (AS RESTATED)

                      FOR THE YEAR ENDED DECEMBER 31, 1995

Cash flows from operating activities:
  Net income................................................  $   313,181
  Adjustments to reconcile net income to net cash from
     operating activities:
     Addback: Items not affecting cash
       Depreciation and amortization........................  $ 1,765,625
       Write-off of software development costs..............      307,500
     Cash provided from (used in) changes in the following
      items:
       Increase in accounts receivable......................   (1,995,002)
       Decrease in prepaid expenses.........................       31,018
       Increase in deposits.................................       (6,652)
       Increase in accounts payable - trade.................      917,106
       Increase in accrued and other liabilities............      183,783
                                                              -----------
            Total Adjustments...............................    1,203,378
                                                              -----------
            Net cash from operating activities..............    1,516,559
Cash flows from investing activities:
  Acquisitions of businesses................................  $  (795,653)
  Additional amounts paid for business acquisitions.........     (643,988)
  Acquisitions of property and equipment....................     (613,633)
                                                              -----------
            Net cash from investing activities..............   (2,053,274)
Cash flows from financing activities:
  Proceeds from note payable -- bank........................  $ 1,350,000
  Proceeds from long-term obligations.......................      580,583
  Repayment of long-term obligations principal..............     (649,974)
  Stockholders' distributions...............................     (659,121)
                                                              -----------
            Net cash from financing activities..............      621,488
                                                              -----------
Net increase in cash and cash equivalents...................       84,773
Cash and cash equivalents -- beginning of year..............      156,302
                                                              -----------
Cash and cash equivalents -- end of year....................  $   241,075
                                                              ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
       Interest.............................................  $   316,239
                                                              ===========
       Income taxes.........................................  $    26,611
                                                              ===========

NON-CASH INVESTING AND FINANCING ACTIVITIES:

     During 1995, the Company acquired $2,442,040 of equipment through capital lease obligations. In addition, during 1995, certain stockholders contributed $400,000 of loans to additional paid-in capital.

   The accompanying notes are an integral part of these combined statements.

                      MEDICAL RECORDS CORP. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     Combined in these financial statements is Transcription Specialists, Inc., an affiliate through common ownership of Medical Records Corp. Management believes this inclusion of the five branches of Transcription Specialists, Inc. is useful for the clear reflection of the Company's combined results of operations.

  Nature of Business

     Medical Records Corp. and Transcription Specialists, Inc. transcribe medical records for hospitals throughout the United States.

  Depreciation and Amortization

     Depreciation and amortization of property and equipment, including assets held under capital leases, are provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets as follows:

Equipment                                      five years
Equipment held under capital leases           three years
Computer software                     three to five years
Furniture and fixtures                        seven years
Automobiles                                    five years

     Depreciation expense for the year ended December 31, 1995, was $1,476,165. In addition, during 1995, the Company wrote off software development costs.

  Revenue Recognition

     Fees for transcription-related services are based on contract rates, and revenue is recognized upon the rendering of services.

  Income Taxes

     The Companies, with the consent of their stockholders, have elected under the Internal Revenue Code to be taxed as S Corporations. In lieu of corporation income and franchise taxes, the stockholders of an S Corporation are taxed on their proportionate share of each Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these combined financial statements.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  Combined Statement of Cash Flows

     For purposes of the combined statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                      MEDICAL RECORDS CORP. AND AFFILIATE

                      FOR THE YEAR ENDED DECEMBER 31, 1995

2. CHANGE IN METHOD OF ACCOUNTING FOR BUSINESS COMBINATIONS

     The 1995 statements of income, stockholders' equity, and cash flows have been restated to capitalize costs related to non-compete agreements and payments related to revenues generated by certain acquired companies, incurred in connection with business combinations. These costs were recorded as period expenses in previously issued financial statements. The Company has recorded these non-compete and revenue-related costs as identifiable intangible assets and goodwill, which are being amortized over 7 and 40 years, respectively. The new method of accounting for business combinations was adopted in order for the Company to be consistent in its accounting policies with a company with whom they merged on July 19, 1996. The effects of the accounting change are an increase to retained earnings at January 1, 1995 of $1,255,952 and an increase to net income for the year ended December 31, 1995 of $696,888.

3. RELATED PARTY TRANSACTIONS

     During 1995, administrative service fees of $440,969 were paid to a partnership owned by certain officers/stockholders of the Company.

4. BUSINESS COMBINATIONS

     During the year ended December 31, 1995, the Company acquired certain assets of Stat Transcription Services, Inc., Medi-Transcriptions, LTD. and Transcribe, Inc. in business combinations accounted for as purchases. These companies transcribe medical records. The results of operations are included in the accompanying financial statements since the dates of acquisition. The total purchase price of these acquisitions was $1,086,441, including $795,653 of cash paid and $290,788 of liabilities assumed.

     In connection with the acquisition of certain businesses, the Company has capitalized additional obligations related to covenants not to compete and obligations based on revenues generated by the acquired businesses. These obligations have been recorded as identifiable intangible assets and goodwill and are amortized over 7 and 40 years, respectively. The obligations are recorded in the year they are incurred and amortized over their remaining respective lives, based on the original acquisition date.

     Amortization expense, related principally to goodwill, for the year ended December 31, 1995, was $289,460.

     Management regularly evaluates its accounting for goodwill. Impairment of goodwill would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. As of December 31, 1995, no revision to the remaining useful lives or write-down of intangible assets has been recorded.

5. FINANCING ARRANGEMENTS

     At December 31, 1995, the Company has a line of credit agreement with a bank, due April 1996 that bears interest at the bank's prime rate (8.5% at December 31, 1995). Borrowings under the line are secured by accounts receivable and equipment.

     Under the terms of specific loan agreements with a bank, the Company is required to maintain and meet certain loan covenant requirements pertaining to such items as net worth, debt to net worth ratio, cash flow coverage and minimum working capital levels. At December 31, 1995, the Company was in compliance with or received bank waivers for the above mentioned covenants.

                      MEDICAL RECORDS CORP. AND AFFILIATE

                      FOR THE YEAR ENDED DECEMBER 31, 1995

6. LEASING ARRANGEMENTS

     The Company leases its facilities under operating leases which expire through October 2000. The Company also leases equipment under capital and operating leases which expire through September 1999. Total rental expense under operating leases was $1,424,390 for the year ended December 31, 1995.

7. PROFIT SHARING PLAN

     The Company sponsors the Medical Records Corp. Profit Sharing and Savings Plan and Trust, which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation, in accordance with Section 401(k) of the Internal Revenue Code. The Company matches 20% of employee contributions for participants with less than 10 years of service and 40% for those participants with 10 or more years of service. Additional contributions may be made to the plan at the discretion of the employer. Company matching contributions for the year ended December 31, 1995 were $231,778.

8. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

     There are 178.45 shares of Common Stock of Medical Records Corp. and 100 shares of Common Stock of Transcription Specialists, Inc. issued and outstanding at December 31, 1995, with a combined stated value of $1,432. During 1995, each of the Companies issued shares of Class B Common Non-Voting Stock by way of a stock dividend. There are 3,390.55 shares of Common Non-Voting Stock of Medical Records Corp. and 1,900 shares of Common Non-Voting Stock of Transcription Specialists, Inc. issued and outstanding at December 31, 1995. The total authorized shares are 500 shares of Common Stock for both Medical Records Corp. and Transcription Specialists, Inc., and 3,400 and 1,900 shares of Class B Common Non-Voting Stock, respectively. Additional paid-in capital is for Medical Records Corp. only, and at December 31, 1995, totaled $578,840, which includes $400,000 of loans from stockholders which were contributed to capital during 1995.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of The MRC Group, Inc.:

     We have audited the accompanying statements of operations, stockholders' equity and cash flows of the Medical Records Corp. (the "Acquired Company"), as described in Note 1, for the period January 1, 1996 to July 19, 1996. These financial statements are the responsibility of the Acquired Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The statements of operations, stockholders' equity and cash flows of the Acquired Company were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the operations and cash flows of the Acquired Company, for the period January 1, 1996 to July 19, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP
Cleveland, Ohio,
May 1, 1998.

                             MEDICAL RECORDS CORP.

                            STATEMENT OF OPERATIONS

                FOR THE PERIOD JANUARY 1, 1996 TO JULY 19, 1996

Net revenues................................................    $27,573,883
Cost of revenues............................................     21,053,795
                                                                -----------
Gross profit................................................      6,520,088
Selling, general and administrative expenses................      5,391,300
Depreciation and amortization...............................      1,259,311
Compensation expense from stock issuance....................      3,912,047
                                                                -----------
Operating loss..............................................     (4,042,570)
                                                                -----------
Other expense:
  Interest expense..........................................       (250,716)
  Other.....................................................         (5,527)
                                                                -----------
          Total other expense...............................       (256,243)
                                                                -----------
Net loss....................................................    $(4,298,813)
                                                                ===========

  The accompanying notes to financial statements are an integral part of this statement.

                             MEDICAL RECORDS CORP.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                FOR THE PERIOD JANUARY 1, 1996 TO JULY 19, 1996

                            NO PAR VOTING      NO PAR NON-VOTING
                            COMMON STOCK,        COMMON STOCK,
                              STATED AT            STATED AT         ADDITIONAL     RETAINED          TOTAL
                           ----------------    ------------------     PAID-IN       EARNINGS      STOCKHOLDERS'
                           SHARES    AMOUNT     SHARES     AMOUNT     CAPITAL       (DEFICIT)        EQUITY
                           ------    ------    --------    ------    ----------    -----------    -------------
Balance, December 31,
  1995...................  278.45    $1,432     5290.55     $ --     $  578,840    $ 4,502,996     $5,083,268
    Capital
      contributions......      --        --          --       --      1,250,000             --      1,250,000
    Issuance of shares,
      including
      compensation
      expense from stock
      issuance (Note 2)..      --        --      916.00       --      3,912,047             --      3,912,047
    Stockholders'
      distributions......      --        --          --       --             --     (1,225,898)    (1,225,898)
    Net loss.............      --        --          --       --             --     (4,298,813)    (4,298,813)
                           ------    ------    --------     ----     ----------    -----------     ----------
Balance, July 19, 1996...  278.45    $1,432    6,206.55     $ --     $5,740,887    $(1,021,715)    $4,720,604
                           ======    ======    ========     ====     ==========    ===========     ==========

  The accompanying notes to financial statements are an integral part of this statement.

                             MEDICAL RECORDS CORP.

                            STATEMENT OF CASH FLOWS

                FOR THE PERIOD JANUARY 1, 1996 TO JULY 19, 1996

Cash flows from operating activities:
  Net loss..................................................    $(4,298,813)
  Adjustments to reconcile net loss to net cash from
     operating activities:
     Depreciation and amortization..........................      1,259,311
     Compensation expense for stock issuance................      3,912,047
     Changes in operating assets and liabilities:
       Trade accounts receivable............................       (778,768)
       Prepaid expenses.....................................       (123,661)
       Other assets.........................................     (1,915,350)
       Accounts payable.....................................      1,460,133
       Accrued and other liabilities........................        953,001
                                                                -----------
          Total adjustments.................................      4,766,713
                                                                -----------
          Net cash from operating activities................        467,900
                                                                -----------
Cash flows from investing activities:
  Capital expenditures......................................       (310,451)
                                                                -----------
          Net cash from investing activities................       (310,451)
                                                                -----------
Cash flows from financing activities:
  Repayments of long-term debt, net.........................       (422,626)
  Stockholders' distributions...............................     (1,225,898)
  Capital contributions.....................................      1,250,000
                                                                -----------
          Net cash from financing activities................       (398,524)
                                                                -----------
Net change in cash and cash equivalents.....................       (241,075)
Cash and cash equivalents, beginning of year................        241,075
                                                                -----------
Cash and cash equivalents, end of year......................    $        --
                                                                ===========
Supplemental cash flow information:
  Cash paid for interest....................................    $   257,211
                                                                ===========
  Cash paid for taxes.......................................    $        --
                                                                ===========
Supplemental statement of non-cash investing and financing
  activities:
  The Acquired Company entered into equipment lease
     obligations totaling $560,872, which were accounted for
     as capital leases.

  The accompanying notes to financial statements are an integral part of this statement.

                             MEDICAL RECORDS CORP.

                         NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD JANUARY 1, 1996 TO JULY 19, 1996

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     Medical Records Corp., an Ohio corporation, transcribes medical records for hospitals throughout the United States.

  Organization

     Effective May 28, 1996, Transcription Specialists, Inc., was merged into Medical Records Corp. Since Medical Records Corp. and Transcription Specialists, Inc. shared common ownership, the merger of these entities was accounted for as a related party pooling-of-interests. The accompanying financial statements include the results of both entities.

     Effective July 19, 1996, all of the outstanding stock of Medical Records Corp. (the "Acquired Company") was acquired by The MRC Group, Inc. (formerly MEDIFAX, Inc.) for a total purchase price of approximately $27,700,000.

  Basis of Presentation

     The accompanying statements of operations, stockholders' equity and cash flows are presented to comply with the requirements under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

  Depreciation and Amortization

     Depreciation and amortization of property and equipment, including assets held under capital leases, are provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets as follows:

Equipment                                     five years
Equipment held under capital leases          three years
Computer software                    three to five years
Furniture and fixtures                       seven years
Automobiles                                   five years

     Depreciation expense for the period January 1, 1996 to July 19, 1996 was $1,030,138.

  Goodwill and Other Intangibles

     The Acquired Company has capitalized certain costs associated with various acquisitions including goodwill and non-compete agreements. Management regularly evaluates its accounting for goodwill and other intangible assets. Impairment of goodwill and other intangible assets would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. As of July 19, 1996, no revision to the remaining useful lives or write-down of intangible assets has been recorded.

     Goodwill is being amortized on the straight-line method over 40 years. Other intangible assets are being amortized over the seven year life of the non-compete agreements. Amortization expense for the period of January 1, 1996 to July 19, 1996 was $229,173.

                             MEDICAL RECORDS CORP.

                FOR THE PERIOD JANUARY 1, 1996 TO JULY 19, 1996

  Income Taxes

     The Acquired Company, with the consent of their stockholders, elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation income and franchise taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Acquired Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

  Revenue Recognition

     Fees for transcription-related services are based on contract rates, and revenue is recognized upon the rendering of services.

  Research and Development Costs

     Research and development costs are expensed as incurred. There were no research and development costs during the period January 1, 1996 to July 19, 1996.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Since actual results could differ from those estimates, revisions to estimates are made as better information becomes available.

2. RELATED PARTY TRANSACTIONS

     Administrative service fees of $244,350 were paid to a partnership owned by certain officers and shareholders of the Acquired Company. These fees are included in other operating expenses in the accompanying statement of operations.

     Stock compensation expense of $3,912,047 was recognized in 1996 for the issuance of 916 shares of non-voting common stock to several employees for past services. These shares were issued at no cost to these employees. The offset to the charge was recorded as additional paid-in capital.

     A special cash bonus in the amount of $350,000 was paid in 1996 to a director and the expense is included as a part of other operating expenses in the accompanying statement of operations.

3. COMMITMENTS AND CONTINGENCIES

     The Acquired Company entered into various non-compete and consulting agreements with stockholders of its acquired companies. The following is a summary of these agreements:

  Non-Competition Agreements

     The Acquired Company has entered into non-competition agreements with former stockholders of acquired entities for terms ending October 1997 through July 2000. These costs are being amortized on a straight-line basis over the life of the agreements and are included in amortization expense.

                             MEDICAL RECORDS CORP.

                FOR THE PERIOD JANUARY 1, 1996 TO JULY 19, 1996

  Consulting Fees

     The Acquired Company has entered into consulting agreements with former stockholders of acquired entities for terms ending November 1996 through February 2000. Expense is charged in the year services are rendered. Total costs for the period January 1, 1996 to July 19, 1996 was $143,818.

4. LEASING ARRANGEMENTS

     The Acquired Company leases certain of its facilities under operating leases, which expire through October 2000. The Acquired Company also leases certain equipment under capital and operating leases, which expire through September 1999.

     Total rental expense under operating leases was $1,044,667 for the period January 1, 1996 to July 19, 1996.

5. PROFIT SHARING PLAN

     The Acquired Company sponsors the Medical Records Corp. Profit Sharing and Savings Plan and Trust, which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation, in accordance with Section 401(k) of the Internal Revenue Code. The Company matches 20% of employee contributions for participants with less than 10 years of service and 40% for those participants with 10 or more years of service. Additional contributions may be made to the plan at the discretion of the employer. Total matching contributions for the period January 1, 1996 to July 19, 1996 were $144,127.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO BUY, OR SOLICITATION OF, ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
The Company...........................    12
Use of Proceeds.......................    12
Dividend Policy.......................    12
Capitalization........................    13
Dilution..............................    14
Selected Consolidated Financial
  Data................................    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    24
Management............................    38
Principal and Selling Stockholders....    43
Certain Transactions..................    44
Description of Capital Stock..........    44
Shares Eligible for Future Sale.......    46
Underwriting..........................    48
Experts...............................    49
Legal Matters.........................    49
Additional Information................    50
Index to Financial Statements.........   F-1

                             ---------------------
  UNTIL          , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================
                                           SHARES

                                   [MRC LOGO]
                                  COMMON STOCK
                              -------------------
                                   PROSPECTUS
                              -------------------

                                 BT Alex. Brown

                          Donaldson, Lufkin & Jenrette
             Securities Corporation

                            William Blair & Company
                                           , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee, all amounts are estimates.

SEC registration fee........................................  $ 20,355
NASD filing fee.............................................     7,400
Nasdaq National Market listing fee..........................    95,000
Accounting fees and expenses................................         *
Legal fees and expenses.....................................         *
Blue Sky fees and expenses (including counsel fees).........     5,000
Printing and engraving expenses.............................         *
Transfer agent's and registrar's fees and expenses..........         *
Miscellaneous expenses......................................         *
Initial public offering directors' and officers' liability
  insurance.................................................         *
                                                              --------
  TOTAL.....................................................  $      *
                                                              ========

---------------

* To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     The By-Laws of the Company, a copy of which is filed as Exhibit 3.2, contain certain indemnification provisions adopted pursuant to authority contained in Section 145 of the DGCL. The By-Laws provide for the indemnification of its officers, directors, employees, and agents against all expenses with respect to any judgments, fines, and amounts paid in settlement, or with respect to any threatened, pending, or completed action, suit, or proceeding to which they were or are parties or are threatened to be made parties by reason of acting in such capacities, provided that it is determined, either by a majority vote of a quorum of disinterested directors of the Company or by the stockholders of the Company or otherwise as provided in the By-Laws, that: (i) they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company; (ii) in any action, suit, or proceeding by or in the right of the Company, they were not, and have not been adjudicated to have been liable to the Company; and (iii) with respect to any criminal action or proceeding, that they had no reasonable cause to believe that their conduct was unlawful. The By-Laws provide that to the extent a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any such action, suit, or proceeding, he shall be indemnified against expenses actually and reasonably incurred in connection therewith.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation of the Company, a copy of which is filed as Exhibit 3.1, eliminates personal liability of a director to the Company and its stockholders for monetary damages for breach of fiduciary as a director to the maximum extent permitted by Section 102(b)(7) of the DGCL.

     The Registrant maintains a directors' and officers' insurance policy which insures the officers and directors of the Registrant from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Registrant.

     Reference is made to Section 8 of the Underwriting Agreement, a copy of which is filed herewith as Exhibit 1.1, for information concerning indemnification arrangements among the Registrant, Selling Stockholders and the Underwriters.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In June 1998, in connection with the formation of the Registrant for the purposes of the Reincorporation Merger, the Registrant issued 100 shares of Common Stock to the Company's predecessor, The MRC Group, Inc., a Missouri corporation, for $1,000.00 in cash. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS -- The following is a list of exhibits in this Registration Statement.

EXHIBIT
  NO.                            DESCRIPTION
-------  ------------------------------------------------------------
   1.1   Proposed Form of Underwriting Agreement
  *3.1   Amended and Restated Certificate of Incorporation of the
         Company
  *3.2   By-Laws of the Company
  *4.1   Specimen Share Certificate
  *5.1   Opinion of Baker & Hostetler LLP regarding the legality of the shares of Common Stock being registered

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
  10.1   Second Amended and Restated Loan and Security Agreement by
         and between MEDIFAX, Inc., Medical Records Corp. and Summit
         Bank dated July 30,1996
 *10.2   Development and Marketing Agreement dated as of October 25,
         1996 by and between Articulate Systems, Inc. and MEDIFAX,
         Inc. d/b/a MRC Group
 *10.3   Amended and Restated 1992 Employee Stock Option Plan
  10.4   Amended and Restated Registration Rights Agreement dated
         July 19, 1996
  10.5   Covenant Not to Compete and Severance Agreement by and
         between the Company and Edward L. Samek dated July 19, 1996
  10.6   Covenant Not to Compete and Severance Agreement by and
         between the Company and Martin H. Marcus dated July 19, 1996
  10.7   Covenant Not to Compete and Severance Agreement by and
         between the Company and Herbert L. Marcus dated July 19,
         1996
  10.8   Employment Agreement by and between the Company and Dennis
         R. Byerly dated July 7, 1997
  10.9   Employment Agreement by and between the Company and Steven
         Bell dated July 2, 1996
  10.10  Employment Agreement by and between the Company and Ethan H.
         Cohen dated March 19, 1997
  10.11  Covenant Not to Compete and Severance Agreement by and
         between the Company and Philip M. Cohen dated July 19, 1996
  10.12  Covenant Not to Compete and Severance Agreement by and
         between the Company and James W. Mills October 22, 1996
  10.13  MEDIFAX, Inc. Stock Option Agreement with Edward L. Samek dated April 1, 1995
  10.14  MEDIFAX, Inc. Stock Option Agreements with Edward L. Samek dated July 19, 1996 (Option I, II and III)
  10.15  Form of Promissory Note dated July 19, 1996
  10.16  Contract for License of Medwrite Software and Support
         Arrangements dated February 1, 1994.
  10.17  Green Park Building Lease dated January 1, 1998
  10.18  1998 Incentive Compensation Plan
  11.1   Statement re Computation of Earnings Per Share
  21.1   Subsidiaries
 *23.1   Consent of Baker & Hostetler LLP (to be contained in Exhibit
         5.1)
  23.2   Consent of Arthur Andersen LLP
  23.3   Consent of Skoda, Minotti, Reeves & Co.
  24.1   Powers of Attorney (contained in the signature pages)
  27.1   Financial Data Schedule
  27.2   Financial Data Schedule

---------------
* To be filed by Amendment.

(b) FINANCIAL STATEMENT SCHEDULES

     See page F-1 of the Prospectus for a list of the financial statements schedules included as part of the Prospectus.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cleveland, State of Ohio, on the 23rd day of June, 1998.

                                          THE MRC GROUP, INC.

                                          By       /s/ EDWARD L. SAMEK

                                            ------------------------------------
                                            Edward L. Samek, Chief Executive
                                             Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edward L. Samek, Steven Bell and Ellen Norton, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 23rd day of June, 1998.

                SIGNATURE                                             TITLE
                ---------                                             -----

     /s/ EDWARD L. SAMEK                      Chairman and Chief Executive Officer (principal
------------------------------------------    executive officer)
Edward L. Samek

     /s/ STEVEN BELL                          Senior Vice President and Chief Financial Officer
------------------------------------------    (principal financial officer and principal accounting
Steven Bell                                   officer)

     /s/ BRUCE K. ANDERSON                    Director
------------------------------------------
Bruce K. Anderson

     /s/ MARTIN H. MARCUS                     Director
------------------------------------------
Martin H. Marcus

     /s/ TIMOTHY M. MURRAY                    Director
------------------------------------------
Timothy M. Murray

     /s/ RICHARD H. STOWE                     Director
------------------------------------------
Richard H. Stowe